SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2018

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE

14 March 2018

PRUDENTIAL PLC FULL YEAR 2017 RESULTS

2017 FINANCIAL OBJECTIVES DELIVERED AND SUSTAINED GROWTH IN PROFIT AND CASH

Performance highlights on a constant (and actual) exchange rate basis
●          Group IFRS operating profit4 of £4,699 million, up 6 per cent1 (up 10 per cent2)
●          Asia double-digit broad-based growth in new business profit3, up 12 per cent1, IFRS operating profit4, up 15 per cent1 and underlying free surplus generated5, up 19 per cent1
●          US separate account net inflows6 of £3.5 billion contributing to separate account assets 19 per cent1 higher at £130.5 billion
●          M&G Prudential assets under management7 up 13 per cent to £351 billion, driven by record net inflows into M&G and PruFund
●          Full year 2017 ordinary dividend increased by 8 per cent to 47 pence per share
●          Group Solvency II surplus8,9 estimated at £13.3 billion, equivalent to a cover ratio of 202 per cent

Mike Wells, Group Chief Executive, said: 'Our clear, consistent strategy, high-quality products and constantly improving capabilities have enabled us to deliver excellent progress across the Group, led by double-digit growth in our Asia business. We have also achieved all of our 2017 objectives10, which we set in December 2013. This represents the third set of objectives successfully achieved within the last 10 years.

'The performance of our Asia business is testament to the strength, scale and diversity of our platform in the region, our focus on recurring-premium health and protection business and the quality of our execution. Our Asia life businesses delivered a 15 per cent1 increase in IFRS operating profit4 and a 12 per cent1 increase in new business profit over the year, while assets under management at Eastspring increased by 18 per cent2. We continue to develop our capabilities in Asia, building scale and enhancing quality.

'In the US our life business, Jackson, remains focused on meeting the retirement income needs of the growing numbers of baby boomer retirees and extending our products and reach to improve access to the large asset pools of the fee-based advisory market. Jackson delivered positive separate account net inflows6 of £3.5 billion, with separate account assets increasing by 19 per cent1.

'During 2017 we announced that we were combining our asset manager, M&G, and Prudential UK & Europe to form M&G Prudential, a leading savings and investment business in the UK and Europe well positioned to target growing customer demand for comprehensive financial solutions. M&G Prudential has delivered record levels of external asset management net inflows of £17.3 billion, contributing to total assets under management7 of £351 billion.

'Our strategy is aligned to structural trends: the savings and protection needs of the fast-growing middle class in Asia, the retirement income needs of the baby boomers in the US and the increasing demand for managed savings solutions among the ageing populations of the UK and Europe. The Group's performance demonstrates that we are highly effective in accessing the opportunities arising from these trends, and that we are meeting the needs of our customers better than ever before. I am confident that, given the extent of our opportunities and our proven ability to execute and innovate, we are well positioned to continue to grow profitably.'

Summary financials	2017 £m	2016 £m	Change on AER basis	Change on CER basis

IFRS operating profit based on longer- term investment returns	4,699	4,256	10%	6%
Underlying free surplus generated5,11	3,640	3,566	2%	(1)%
Life new business profit3	3,616	3,088	17%	12%
IFRS profit after tax12	2,390	1,921	24%	21%
Net cash remittances from business units	1,788	1,718	4%	-

	2017 £bn	2016 £bn	Change on AER basis

IFRS shareholders' funds	16.1	14.7	10%
EEV shareholders' funds	44.7	39.0	15%
Group Solvency II capital surplus8,9	13.3	12.5	6%

Notes
1      Year-on-year percentage increases are stated on a constant exchange rate basis unless otherwise stated.
2      Growth rate on an actual exchange rate basis.
3      New business profit on business sold in the year, calculated in accordance with EEV principles.
4      Based on longer-term investment returns.
5      Underlying free surplus generated comprises underlying free surplus generated from the Group's long-term business (net of investment in new business) and that generated from asset management operations. Further information is set out in note 11 of the EEV basis results.
6      Variable annuity separate account inflows.
7      Represents M&G Prudential asset management external funds under management and internal funds included on the M&G Prudential long-term insurance business balance sheet.
8      The Group shareholder capital position excludes the contribution to Own Funds and the Solvency Capital Requirement from ring-fenced with-profits funds and staff pension schemes in surplus. The estimated solvency position includes management's calculation of UK transitional measures reflecting operating and market conditions at each valuation date. An application to recalculate the transitional measures as at 31 December 2017 has been approved by the Prudential Regulation Authority.
9      Before allowing for second interim ordinary dividend.
10     The 2017 financial objectives were for Asia to deliver a compound annual growth rate for IFRS operating profit based on longer-term investment returns of at least 15 per cent between 2013 and 2017 and underlying free surplus generation of £0.9 billion to £1.1 billion in the year to 31 December 2017 and for the Group to deliver cumulative underlying free surplus generation of at least £10 billion between 1 January 2014 and 31 December 2017.
11     The 2016 comparative results have been re-presented from those previously published following reassessment of the Group's operating segments as described in note B1.3 of the IFRS financial statements. On re-presentation, Prudential Capital is excluded from underlying free surplus generated.
12     IFRS profit after tax reflects the combined effects of operating results determined on the basis of longer-term investment returns, together with negative short-term investment variances, which in 2017 largely arose within Jackson, profit (loss) on disposal of businesses, amortisation of acquisition accounting adjustments and the total tax charge for the year.

Contact:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 7548 3537	Chantal Waight	+44 (0)20 7548 3039
Jonathan Miller	+44 (0)20 7548 2776	Richard Gradidge	+44 (0)20 7548 3860
		William Elderkin	+44 (0)20 3480 5590

Notes to Editors:
1.     The results in this announcement are prepared on two bases: International Financial Reporting Standards (IFRS) and European Embedded Value (EEV). The results prepared under IFRS form the basis of the Group's statutory financial statements. The supplementary EEV basis results have been prepared in accordance with the amended European Embedded Value principles dated April 2016 formulated by the CFO Forum of European Insurance Companies. The Group's EEV basis results are stated on a post-tax basis and, where appropriate, include the effects of IFRS. Year-on-year percentage increases are presented on a constant exchange rate basis unless otherwise stated. Constant exchange rates results are calculated by translating prior year results using the current year foreign exchange rate ie current year average rates for the income statement and current year closing rates for the balance sheet.

2.     Annual Premium Equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales.

3.     Operating profit is determined on the basis of including longer-term investment returns. EEV and IFRS operating profit is stated after excluding the effect of short-term fluctuations in investment returns against long-term assumptions, which for IFRS in 2017 principally arose within Jackson, and profits and losses arising on the disposal of businesses. Furthermore, for EEV basis results, operating profit based on longer-term investment returns excludes the effect of changes in economic assumptions and the mark to market value movement on core borrowings. Separately on the IFRS basis, operating profit also excludes amortisation of accounting adjustments arising principally on the acquisition of REALIC completed in 2012.

4.     Total number of Prudential plc shares in issue as at 31 December 2017 was 2,587,175,445.

5.     A presentation for analysts and investors will be held today at 11.30am (UK time) / 7.30pm (Hong Kong time) in the conference suite at Nomura, 1 Angel Lane, London EC4R 3AB. The presentation will be webcast live and available to replay afterwards using the following link http://www.investis-live.com/prudential/5a6f2d8725d9c011009ed48f/lzqo

        To register attendance in person please send an email to investor.relations@prudential.co.uk

Alternatively, a dial-in facility will be available to listen to the presentation: please allow time ahead of the presentation to join the call (lines open half an hour before the presentation is due to start, ie from 11.00am (UK time) / 7.00pm (Hong Kong time). Dial-in: 020 3936 2999 (UK Local Call) / +44 20 3936 2999 (International) / 0800 640 6441 (Freephone UK), Participant access code: 378321 - Once participants have entered this code their name and company details will be taken. Playback: +44 (0) 20 3936 3001 (UK and international excluding US) / + 1 845 709 8569 (US only) (Replay code: 043060). This will be available from approximately 3.00pm (UK time) / 11.00pm (Hong Kong time) on 14 March 2018 until 11.59pm (UK time) on 28 March 2018 / 6.59am (Hong Kong time) on 29 March 2018.

6.     2017 Second interim ordinary dividend

Ex-dividend date	29 March 2018 (UK, Ireland, Hong Kong and Singapore)
Record date	3 April 2018
Payment of dividend	18 May 2018 (UK, Ireland and Hong Kong) On or about 25 May 2018 (Singapore and ADR holders)

7.     About Prudential plc
Prudential plc and its affiliated companies constitute one of the world's leading financial services groups, serving over 26 million customers and it has £669 billion of assets under management (as at 31 December 2017). Prudential plc is incorporated in England and Wales and is listed on the stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

    8.    Forward-Looking Statements
This document may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations and including, without limitation, statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, the timing, costs and successful implementation of the demerger described herein; the future trading value of the shares of Prudential plc and the trading value and liquidity of the shares of the to-be-listed M&G Prudential business following such demerger; future market conditions, including fluctuations in interest rates and exchange rates, the potential for a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives; the political, legal and economic effects of the UK's decision to leave the European Union; the impact of continuing designation as a Global Systemically Important Insurer or 'G-SII'; the impact of competition, economic uncertainty, inflation and deflation; the effect on Prudential's business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of internal projects and other strategic actions failing to meet their objectives; disruption to the availability, confidentiality or integrity of Prudential's IT systems (or those of its suppliers); the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal and regulatory actions, investigations and disputes. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading in this document.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

Summary 2017 financial performance

Financial highlights

Life APE new business sales (APE sales)1
	Actual Exchange Rate			Constant Exchange Rate
	2017 £m	2016 £m	Change %	2016 £m	Change %
Asia	3,805	3,599	6	3,773	1
US	1,662	1,561	6	1,641	1
UK and Europe	1,491	1,160	29	1,160	29
Total Group	6,958	6,320	10	6,574	6

Life EEV new business profit and investment in new business
	Actual Exchange Rate						Constant Exchange Rate
	2017 £m		2016 £m		Change %		2016 £m		Change %
	New Business Profit	Free surplus invested in new business	New Business Profit	Free surplus invested in new business	New Business Profit	Free surplus invested in new business	New Business Profit	Free surplus invested in new business	New Business Profit	Free surplus invested in new business
Asia	2,368	484	2,030	476	17	2	2,123	500	12	(3)
US	906	254	790	298	15	(15)	830	313	9	(19)
UK and Europe	342	175	268	129	28	36	268	129	28	36
Total Group	3,616	913	3,088	903	17	1	3,221	942	12	(3)

IFRS Profit2,3
	Actual Exchange Rate			Constant Exchange Rate
	2017 £m	2016 £m	Change %	2016 £m	Change %
Operating profit before tax based on longer-term investment returns
Asia
Long-term business	1,799	1,503	20	1,571	15
Asset management	176	141	25	149	18
Total	1,975	1,644	20	1,720	15

US
Long-term business	2,214	2,052	8	2,156	3
Asset management	10	(4)	350	(4)	350
Total	2,224	2,048	9	2,152	3

UK and Europe
Long-term business	861	799	8	799	8
General insurance commission	17	29	(41)	29	(41)
Total insurance operations	878	828	6	828	6
Asset management	500	425	18	425	18
Total	1,378	1,253	10	1,253	10

Other income and expenditure	(775)	(694)	(12)	(700)	(11)
Total operating profit based on longer-term investment returns before tax, restructuring costs and interest received from tax settlement	4,802	4,251	13	4,425	9
Restructuring costs4	(103)	(38)	(171)	(39)	(164)
Interest received from tax settlement	-	43	n/a	43	n/a
Total operating profit based on longer-term investment returns before tax	4,699	4,256	10	4,429	6
Non-operating items:
Short-term fluctuations in investment returns on shareholder-backed business	(1,563)	(1,678)	7	(1,764)	11
Amortisation of acquisition accounting adjustments	(63)	(76)	17	(79)	20
Profit (loss) attaching to disposal of businesses	223	(227)	n/a	(244)	n/a
Profit before tax	3,296	2,275	45	2,342	41
Tax charge attributable to shareholders' returns	(906)	(354)	(156)	(360)	(152)
Profit for the year	2,390	1,921	24	1,982	21

Post-tax profit - EEV3,5
	Actual Exchange Rate			Constant Exchange Rate
	2017 £m	2016 £m	Change %	2016 £m	Change %
Post-tax operating profit based on longer-term investment returns
Asia operations
Long-term business	3,705	3,074	21	3,220	15
Asset management	155	125	24	132	17
Total	3,860	3,199	21	3,352	15

US operations
Long-term business	2,143	1,971	9	2,071	3
Asset management	7	(3)	333	(4)	275
Total	2,150	1,968	9	2,067	4

UK and Europe operations
Long-term business	1,015	643	58	643	58
General insurance commission	13	23	(43)	23	(43)
Total insurance operations	1,028	666	54	666	54
Asset management	403	341	18	341	18
Total	1,431	1,007	42	1,007	42

Other income and expenditure	(746)	(682)	(9)	(688)	(8)
Post-tax operating profit based on longer-term investment returns before restructuring costs and interest received from tax settlement	6,695	5,492	22	5,738	17
Restructuring costs4	(97)	(32)	(203)	(32)	(203)
Interest received from tax settlement	-	37	n/a	37	n/a
Post-tax operating profit based on longer-term investment returns	6,598	5,497	20	5,743	15
Non-operating items:
Short-term fluctuations in investment returns	2,111	(507)	516	(567)	472
Effect of changes in economic assumptions	(102)	(60)	(70)	(54)	(89)
Mark to market value on core structural borrowings	(326)	(4)	(8,050)	(4)	(8,050)
Impact of US tax reform	390	-	n/a	-	n/a
Profit (loss) attaching to disposal of businesses	80	(410)	n/a	(445)	n/a
Post-tax profit for the year	8,751	4,516	94	4,673	87

Basic earnings per share - based on operating profit after tax
	Actual Exchange Rate			Constant Exchange Rate
	2017 pence	2016 pence	Change %	2016 pence	Change %
IFRS	145.2	131.3	11	136.8	6
EEV	257.0	214.7	20	224.3	15

Underlying free surplus generated 3,6
	Actual Exchange Rate						Constant Exchange Rate
	2017 £m		2016 £m		Change %		2016 £m		Change %
	Long- term	Total	Long- term	Total	Long- term	Total	Long- term	Total	Long- term	Total

Asia	923	1,078	734	859	26	25	773	905	19	19
US	1,321	1,328	1,568	1,565	(16)	(15)	1,648	1,644	(20)	(19)
UK and Europe	895	1,311	794	1,158	13	13	794	1,158	13	13
Total Group before restructuring costs	3,139	3,717	3,096	3,582	1	4	3,215	3,707	(2)	-
Restructuring costs4	(38)	(77)	(16)	(16)	(138)	(381)	(16)	(16)	(138)	(381)
Total Group	3,101	3,640	3,080	3,566	1	2	3,199	3,691	(3)	(1)

Cash remitted by the business units to the Group3,7
	2017 £m	2016 £m	Change %
Asia	645	516	25
US	475	420	13
UK and Europe	643	590	9
Other UK (including Prudential Capital)	25	192	(87)
Total Group	1,788	1,718	4

Cash and capital

	2017	2016	Change %
Dividend per share relating to the reporting year	47.0p	43.5p	8
Holding company cash and short-term investments	£2,264m	£2,626m	(14)
Group Solvency II capital surplus8,9	£13.3bn	£12.5bn	6
Group Solvency II capital ratio8,9	202%	201%	+1pp

Group shareholders' funds (including goodwill attributable to shareholders)

	2017	2016	Change %
IFRS	£16.1bn	£14.7bn	10
EEV	£44.7bn	£39.0bn	15

	2017%	2016%
Return on IFRS shareholders' funds10	25	26
Return on embedded value10	17	17

	2017	2016	Change %
EEV shareholders' funds11 per share (including goodwill attributable to shareholders)	1,728p	1,510p	14
EEV shareholders' funds12 per share (excluding goodwill attributable to shareholders)	1,671p	1,453p	15

2017 Financial objectives13

Asia Objectives	2012 £m	2017 £m	CAGR13 (since 2012) %	Objectives 201713
Asia life and asset management IFRS operating profit
Full year
Actuals	909	1,975		>£1,826 million
Constant exchange rate14	884	1,855	16	>15% CAGR

Asia Underlying Free Surplus Generation
Full year
Actuals	468	1,078		£0.9 - £1.1 billion
Constant exchange rate14	454	1,029

Group Objective for cumulative period 1 January 2014 to 31 December 2017			Actual	Objective
			1 Jan 2014 to 31 Dec 2017	1 Jan 2014 to 31 Dec 2017
Cumulative Group Underlying Free Surplus Generation6,15 from 2014 onwards			£12.8 billion	> £10 billion

Notes
1      APE sales is a measure of new business activity that is calculated as the sum of annualised regular premiums from new business plus 10 per cent of single premiums on new business written during the period for all insurance products, including premiums for contracts designated as investment contracts under IFRS 4. It is not representative of premium income recorded in the IFRS financial statements. Further explanation of the differences is included in note E of the Additional EEV financial information.
2      IFRS operating profit is management's primary measure of profitability and provides an underlying operating result based on longer-term investment returns and excludes non-operating items. Further information on its definition and reconciliation to profit for the period is set out in note B1 of the IFRS financial statements.
3      The 2016 comparative results have been re-presented from those previously published following reassessment of the Group's operating segments as described in note B1.3 of the IFRS financial statements. On re-presentation, Prudential Capital is excluded from total segment profit and underlying free surplus generated.
4      Restructuring costs include business transformation and integration costs.
5      Embedded value reporting provides investors with a measure of the future profit streams of the Group. The EEV basis results have been prepared in accordance with EEV principles discussed in note 1 of the EEV basis results. A reconciliation between IFRS and the EEV shareholder funds is included in note D of the Additional EEV financial information.
6      Underlying free surplus generated comprises underlying free surplus generated from the Group's long-term business (net of investment in new business) and that generated from asset management operations. Further information is set out in note 11 of the EEV basis results.
7      Cash remitted to the Group form part of the net cash flows of the holding company. A full holding company cash flow is set out in note II (a) of the Additional unaudited IFRS financial information. This differs from the IFRS Consolidated Statement of Cash Flows which includes all cash flows relating to both policyholders and shareholders' fund. The holding company cash flow is therefore a more meaningful indicator of the Group's central liquidity.
8      The Group shareholder capital position excludes the contribution to Own Funds and the Solvency Capital Requirement from ring-fenced with-profits funds and staff pension schemes in surplus. The estimated solvency position includes management's calculation of UK transitional measures reflecting operating and market conditions at each valuation date. An application to recalculate the transitional measures as at 31 December 2017 has been approved by the Prudential Regulation Authority.
9      Estimated before allowing for second interim ordinary dividend.
10     Operating profit after tax and non-controlling interests, as a percentage of opening shareholders' funds, as set out in note II(c) of the Additional unaudited IFRS financial information and note F of the Additional EEV financial information.
11     Closing EEV shareholders' funds divided by issued shares, as set out in note G of the Additional EEV financial information.
12     Closing EEV shareholders' funds less goodwill attributable to shareholders divided by issued shares, as set out in note G of the Additional EEV financial information.
13     The current year and all comparative amounts for the Asia objectives exclude contributions from the Korea life business which was sold in 2017. The 2017 Asia IFRS operating profit objective was adjusted accordingly. 2012 comparative amounts include the one-off gain on sale of the stake in China Life of Taiwan of £51 million.
14     Constant exchange rates results translated using exchange rates at December 2013.
15     For the purpose of the Group Objective, cumulative underlying free surplus generation includes the free surplus relating to Prudential Capital.

Group Chief Executive's report

I am pleased to report that over 2017 our clear, consistent strategy, high-quality products and improving capabilities have enabled us to meet the needs of customers around the world better than ever before.

Our purpose is to help remove uncertainty from life's big events. Whether that's starting a family, saving for a child's education or planning for retirement, we provide our customers with financial peace of mind, enabling them to face the future with greater confidence. We also invest our customers' money actively in the real economy, helping not only to improve the lives of individuals and families, but also to build stronger communities and drive the cycle of growth.

Our strategy is aligned to structural trends: the savings and protection needs of the fast-growing middle class in Asia, the retirement income needs of the approximately 75 million baby boomers in the United States1 and the growing demand for managed savings solutions among the ageing populations of the United Kingdom and Europe. These trends are sustained, and we remain focused on the opportunities they present.

We have continued to develop our products and our capabilities in order to improve the way we meet customers' needs. We are creating new, better and more personalised products, and we have a flexible, collaborative approach to incorporating the best digital technologies into our operations, while also leveraging our global scale to share new insights across our businesses at pace. The result is constant improvement in the way we serve our customers, providing value both to them and to our shareholders.

In March 2018 the Group announced its intention to demerge its UK and Europe businesses ('M&G Prudential') from Prudential plc, resulting in two separately-listed companies, with different investment characteristics and opportunities. Our businesses share common heritage, values and purpose. Looking forward, we believe we will be better able to focus on meeting our customers' rapidly evolving needs and to deliver long-term value to investors as two separate businesses. On completion of the demerger, shareholders will hold interests in both Prudential plc and M&G Prudential.

In line with its strategy to transition towards a more capital efficient, de-risked business model, M&G Prudential agreed in March 2018 to the sale of £12.0 billion20 of its shareholder annuity portfolio to Rothesay Life. Under the terms of the agreement, M&G Prudential has reinsured £12.0 billion20 of liabilities to Rothesay Life, which is expected to be followed by a Part VII transfer of the portfolio by the end of 2019. The capital benefit of this transaction will be retained within the Group to support the UK demerger process.

In preparation for the UK demerger process, and to align the ownership of the Group's businesses with their operating structures, Prudential plc intends to transfer the legal ownership of its Hong Kong insurance subsidiaries from The Prudential Assurance Company Limited (M&G Prudential's UK regulated insurance entity) to Prudential Corporation Asia Limited, which is expected to complete by the end of 2019.

Our financial performance

We have built on our good start to 2017 through disciplined execution of our strategy, again led by our businesses in Asia.

We announce today the achievement of our remaining 2017 objectives, which were set in December 2013. During the first half of 2017, we exceeded the Group objective of underlying free surplus generation of at least £10 billion from the beginning of 2014 to the end of 2017. By the end of 2017 we had generated £12.8 billion over this four year period. Our Asia businesses delivered growth in IFRS operating profit based on longer-term investment returns2 ('IFRS operating profit') at a compound average rate of 16 per cent3 over the period 2012 to 2017, and underlying free surplus generation of £1,078 million3 for the full year 2017. This is testament to the strength, scale and diversity of our Asia platform, validates our focus on recurring premium health and protection business and demonstrates the strength of our operational execution. It also marks the third set of objectives that we have successfully achieved within the last 10 years.

During 2017 we combined our UK and European life and asset management businesses to form M&G Prudential, which delivered record levels of external asset management net inflows of £17.3 billion in 2017. This contributed to combined assets under management4 of £351 billion at 31 December 2017.

As in previous years, we comment on our performance in local currency terms (expressed on a constant exchange rate basis) to show the underlying business trends in a period of currency movement.

Group IFRS operating profit was 6 per cent5 higher at £4,699 million (up 10 per cent on an actual exchange rate basis). IFRS operating profit from our Asia life insurance and asset management businesses grew by 15 per cent5, reflecting continued broad-based business momentum across the region, with double-digit5 growth in eight out of 12 life insurance markets. In the US, Jackson's total IFRS operating profit increased by 3 per cent5, due mainly to growth in fee income on higher asset balances, which outweighed the anticipated reduction in spread earnings. In the UK and Europe, M&G Prudential's total IFRS operating profit was 10 per cent higher than the prior year, reflecting 6 per cent growth in the IFRS operating profit generated from insurance business and 18 per cent growth in that generated from asset management.

The Group's capital generation is underpinned by our large and growing in-force business portfolio, and focus on profitable, short-payback business. Overall underlying free surplus generation6 decreased by 1 per cent5 to £3,640 million, with higher contributions in Asia and the UK and Europe, offset by higher restructuring costs and a lower contribution from our US business. 2016 benefited from the impact of a US transaction to enhance local capital efficiency that was not repeated in 2017. Cash remittances to the Group increased to £1,788 million, with Asia the largest contributor7 at £645 million. The Group's overall performance supported an 8 per cent increase in the 2017 full year ordinary dividend to 47 pence per share.

The Group remains robustly capitalised, with a 2017 year-end Solvency II cover ratio8,9 of 202 per cent. Over the period, IFRS shareholders' funds increased by 10 per cent to £16.1 billion, reflecting profit after tax of £2,390 million (2016: £1,921 million on an actual exchange rate basis) net of other movements that included dividend payments to shareholders of £1,159 million and adverse foreign exchange movements of £470 million. EEV shareholders' funds increased by 15 per cent to £44.7 billion, equivalent to 1,728 pence per share10,11.

New business profit11 increased by 12 per cent5 to £3,616 million (up 17 per cent on an actual exchange rate basis), driven by improved business mix in Asia, higher UK volumes and the favourable effect of tax reform in the US.

In Asia, we continue to develop our capabilities and reach, which build scale and enhance quality. Our strategic emphasis on increasing sales from health and protection business has contributed to a 12 per cent5 increase in new business profit in Asia. Our asset management business, Eastspring Investments, has again seen growth, with its total assets under management up 18 per cent12 to £138.9 billion and IFRS operating profit also up 18 per cent5 to £176 million.

In the US we remain focused on meeting the retirement income needs of the growing generation of baby boomer retirees and expanding our operations into the large asset pools of the fee-based advisory market. Although the evolving regulatory environment continues to cause industry sales disruption, in 2017 Jackson delivered positive separate account net inflows of £3.5 billion, with separate account assets reaching £130.5 billion, an increase of 19 per cent5. In December 2017 the US enacted a major tax reform package, including a reduction in the corporate income tax rate from 35 per cent to 21 per cent effective from 1 January 2018. While this led to a £445 million charge in the income statement from re-measuring deferred tax balances on the IFRS balance sheet, we expect the tax changes to be positive in the long term. The US effective tax rate is expected to fall from the current rate of circa 28 per cent to circa 18 per cent in the future.

In the UK, both our UK life and asset management businesses performed well in 2017. PruFund new business APE sales increased 36 per cent to £1.2 billion, while M&G saw record net inflows of £17.3 billion from external clients. Overall M&G Prudential assets under management4 reached £351 billion, up from £311 billion at 31 December 2016.

Our financial KPIs continue to reflect the outcome of the Group's strategy. Our Asia life businesses are driven by growth in our recurring premium base and focus on health and protection business, and elsewhere we are benefiting from our prioritisation of fee-generating products across our Asia asset management, US variable annuity and UK and European asset management activities.

A successful strategy

Our performance is based on our clear, consistent and successful strategy, which is focused on long-term opportunities arising from structural trends in our markets around the world.

In Asia, the growth of the middle class is creating significant and long-term demand for the products we offer. The working-age population in the region is growing by a million people a month, and by 2030 is expected to reach 2.5 billion13, while 65 per cent of Asian private financial wealth is held in cash14 and at the same time, that wealth is growing by US$4 trillion a year14.

The growing and increasingly wealthy middle classes of the region are under-protected. In Asia, out-of-pocket healthcare spend makes up 42 per cent of total health expenditure15, compared with just 12 per cent in the US and 9 per cent in the UK. While in a more developed market such as the UK insurance penetration is equivalent to 7.5 per cent16 of GDP, in Asia that figure is just 2.4 per cent16, giving an idea of the scale of the growth opportunity that remains in our Asian markets. The gap between the insurance cover of people in the region and what they need in order to maintain the living standards of their families has been estimated at circa £35 trillion17. We help to bridge that gap with a broad range of solutions across 14 markets in the region. We are in the top three in nine of our markets in Asia18, and we have 15 million life customers, with access to total markets of more than 3.3 billion people.

The United States is the world's largest retirement market, with approximately 40 million Americans reaching retirement age over the next decade alone, and these consumers have a need for investment options through which they can grow their savings while at the same time protecting their income. This is creating demand for our variable annuity products, which are designed to help this cohort of Americans avoid running out of money and provide them with a reliable cushion against volatile markets. In the US, over US$15 trillion is invested in adviser-distributed financial assets net of existing annuities, while penetration of variable annuity sales into the retirement market remains low, demonstrating the scale of the opportunity for us.

In the UK and Europe there is growing demand among customers for managed solutions, savings products that provide better long-term returns than cash, while smoothing out the ups and downs of the market. We meet that need through our PruFund propositions and our comprehensive range of actively managed funds. M&G Prudential is well positioned to target this growing customer demand for comprehensive financial solutions and the demerger will enable this business to play an even greater role in these markets.

Doing more for our customers

We deliver on our clear strategy and our long-term opportunities by paying close attention to the needs of our customers, by responding to those needs with products that fit their changing requirements, and by improving our capabilities continually in order to deliver the best products in the most effective way.

In Asia, our broad-based portfolio of businesses continues to drive the growth of the Group. We are constantly improving the range and quality of the products we offer in the region, developing our multi-channel distribution platform to ensure that those products reach as many customers as possible and improving our capabilities throughout our operations, not least by accessing new innovations in digital technology.

We develop products that meet the needs of our customers, whether that is for more personalised features or products aimed at new areas of the market and in 2017 we launched a number of new health and protection products in Indonesia, Vietnam, Singapore, Malaysia and Hong Kong. We are also continuing to improve both our agency platform and our bancassurance partnerships in Asia to ensure that we reach as many customers as possible. Nowhere is this clearer than in China, where, through our joint venture CITIC-Prudential, we now have a presence in 77 cities, with access to 940 million people, or about 70 per cent of the population of the world's most populous country. We have over 44,000 agents in China and access to more than 4,000 bank branches. Across the region during 2017 we increased our total agents to over 600,000 and we ended the year with over 15 million life insurance customers. Recent announcements of new agreements in the Philippines, Thailand, Indonesia and Vietnam have also increased the reach of our bancassurance partnerships.

Continuous improvement of our capabilities is also a key part of our approach, and in Asia we introduced a number of digital initiatives that will benefit both our customers and our shareholders, including apps and chatbots, that, among other services, can provide rapid claims payment, constant customer support, answer queries, help schedule appointments and transfer feedback from customers to our businesses. Building on its success in Hong Kong, our myDNA service, which provides diet and exercise advice based on genetic profiles, has been launched in Vietnam, Malaysia and Singapore. In Singapore we also launched PRU Fintegrate, a new initiative enabling us to collaborate with fintech startups to co-develop digital solutions for customers.

Eastspring is well placed for the anticipated growth in Asia's retail mutual fund market. To prepare further, we have strengthened our in-house investment teams, entered into new strategic partnerships and made significant progress in systems and operating model upgrades. In addition, Eastspring recognises that environmental, social and governance (ESG) factors can be material to investment returns, particularly in the long term, and has become a signatory to the United Nations-supported Principles for Responsible Investment (PRI), joining M&G Prudential asset management.

In the United States, we are continuing to develop our business to ensure we capture the opportunity presented by the millions of Americans moving into retirement now and over the coming years. Regulatory and industry changes are creating new areas of growth potential and we are adapting our offering to meet those opportunities. During 2017, in response to evolving conditions in the hybrid adviser segment of the market, Jackson launched Perspective Advisory II, an advisory version of our flagship product, Perspective II. We also announced the formation in November of our Private Wealth & Trust group, a specialised team focused on complex planning, investment management and tax mitigation strategies for high-net-worth clients. At the same time, we are improving communication for customers, and our initiatives in this area last year included the launch of a new website, the Financial Freedom Studio, where consumers can learn about financial planning for retirement, aimed at simplifying the language and focusing on planning for lifetime income.

In the UK and Europe, the combination of our life and asset management businesses into M&G Prudential has enabled us to meet the needs of our customers better than ever before. The business manages £351 billion of assets4 for more than seven million customers, both in the UK and internationally, and we are leveraging our scale, financial strength and complementary product and distribution capabilities to enhance the development of capital-efficient, customer-focused solutions. Bringing these businesses together has given us the opportunity to deliver better collaboration across business segments and more innovative and differentiated propositions. It also provides better access to customers and channels, merger cost synergies and transformation benefits, including the chance to invest to create a digital, data-led business with low marginal cost of growth. M&G Prudential is in the top five in UK retail funds19, with an active management offering, and provides a range of consumer-focused retirement and savings wrappers. The performance of its products continues to make them very popular among customers. The flagship PruFund Growth Life Fund, for example, has grown by 36 per cent since the start of 2013, compared with benchmark growth of 30 per cent, and this performance has driven growth in PruFund assets under management from £7.5 billion in 2012 to £35.9 billion at the end of 2017. To improve the offering to customers, in 2017 the business rolled out myM&G, its direct-to-consumer platform.

We took another step forward in our Africa business in 2017 when we entered Nigeria, Africa's largest economy and our fifth market in the region. Following the launch of our businesses in Ghana, Kenya, Uganda and Zambia, this further demonstrates our commitment to Africa and our determination to bring the benefits of our products to customers across the region.

We continue to invest in our capabilities and our people across the organisation. In July we welcomed Mark FitzPatrick to our executive team as Chief Financial Officer, succeeding Nic Nicandrou, who took over from Tony Wilkey as Chief Executive of Prudential Corporation Asia. Mark brings with him significant experience and knowledge of the sector, and I am confident that Nic will lead our Asian business to further success. In March 2018 James Turner was appointed Group Chief Risk Officer, bringing fresh perspective and additional leadership capacity to our executive team.

A positive outlook

With our clear strategy focused on long-term trends around the world and continued improvements in our execution capabilities, we are delivering value to our customers, our shareholders and the communities in which we operate. This is supported by our ongoing focus on risk management and the strength of our balance sheet. We believe the demerger of M&G Prudential from the international group will leave both businesses better able to focus on meeting our customers' rapidly evolving needs and to deliver long-term value to investors as two separate companies. I have no doubt that the strength of our underlying opportunities and our proven ability to innovate and improve the way we do things, will ensure that both businesses are well positioned to continue to serve our customers well and grow profitably into the future.

Notes
1      Source: US Census Bureau, Population Division, 2017 estimate of population.
2      IFRS operating profit is management's primary measure of profitability and provides an underlying operating result based on longer-term investment returns and excludes non-operating items. Further information on its definition and reconciliation to profit for the period is set out in note B1 of the IFRS financial statements.
3      The current year and all comparative amounts for the Asia objectives exclude contributions from the Korea life business which was sold in 2017. The 2017 Asia IFRS operating profit objective was adjusted accordingly. 2012 comparative amounts include the one-off gain on sale of the stake in China Life of Taiwan of £51 million.
4      Represents M&G Prudential asset management external funds under management and internal funds included on the M&G Prudential long-term insurance business balance sheet.
5      Year-on-year percentage increases are stated on a constant exchange rate basis unless otherwise stated.
6      Underlying free surplus generated comprises underlying free surplus generated from the Group's long-term business (net of investment in new business) and that generated from asset management operations. Further information is set out in note 11 of the EEV basis results.
7      Based on the 2017 operating segments.
8      The Group shareholder capital position excludes the contribution to Own Funds and the Solvency Capital Requirement from ring-fenced with-profits funds and staff pension schemes in surplus. The estimated solvency position includes management's calculation of UK transitional measures reflecting operating and market conditions at each valuation date. An application to recalculate the transitional measures as at 31 December 2017 has been approved by the Prudential Regulation Authority.
9      Estimated before allowing for second interim dividend.
10     Closing EEV shareholders' funds divided by issued shares, as set out in note G of the Additional EEV financial information.
11     Embedded value reporting provides investors with a measure of the future profit streams of the Group. The EEV basis results have been prepared in accordance with EEV principles discussed in note 1 of EEV basis results. A reconciliation between IFRS and the EEV shareholder funds is included in note D of the Additional EEV financial information.
12     Growth rate on an actual exchange rate basis.
13     Working age population 15 - 64 years. Source: United Nations, Department of Economic and Social Affairs, Population Division (2015). World Population Prospects: The 2015 Revision, DVD Edition.
14     Source: BCG Global Wealth 2016. Navigating the New Client Landscape.
15     Source: World health Organisation - Global Health Observatory data repository (2013). Out of pocket as percentage of total health expenditure.
16     Source: Swiss Re Sigma 2015. Insurance penetration calculated as premiums as percentage of GDP. Asia penetration calculated on a weighted population basis.
17     Source: Swiss Re, Mortality Protection Gap: Asia-Pacific, 2015.
18     Source: Based on formal (Competitors' results release, local regulators and insurance associations) and informal (industry exchange) market share data. Ranking based on new business (APE or weighted FYP depending on the availability of data).
19     Source: The Investment Association, September 2017.
20     Relates to £12.0 billion of IFRS shareholder annuity liabilities, valued as at 31 December 2017.

Chief Financial Officer's report on the 2017 financial performance

I am pleased to report that Prudential's financial performance in 2017 has resulted in all of our 2017 financial objectives being met. Our progress across our KPIs reflects the benefits of our focus on driving growth in high-quality, recurring health and protection and fee business across our geographies, products and distribution channels.

Performance was broad-based across our business units led by our Asia businesses which delivered double digit growth in new business profit (up 12 per cent1), IFRS operating profit based on longer-term investment returns ('IFRS operating profit') (up 15 per cent1) and underlying free surplus generation3 (up 19 per cent1). Asia achieved its 2017 financial objectives, demonstrating successful execution of its strategy, focusing on diversified recurring premium business, at scale. In the US, we saw good growth in fee income, driven by positive net inflows and favourable equity market conditions, which outweighed the expected reduction in the contribution from spread income.

During 2017 we combined M&G and our UK and Europe life business to form M&G Prudential. I am pleased to report that M&G Prudential asset management delivered record external net inflows of £17.3 billion, with overall assets under management4 at a new high of £351 billion at the end of 2017. We are making good progress in delivering our merger and transformation programme, and remain on track to deliver our previously announced savings by the end of 2022.

Sterling continued to strengthen against most of the currencies in our major international markets over 2017. However, on an average basis, sterling exchange rates remain lower than 2016, contributing to a positive effect on the translation of results from our non-sterling operations in 2017. If sterling exchange rates remain at or above end 2017 levels over the remainder of 2018, this will act to depress our results on translation of our non-sterling operations in 2018 compared with 2017. To aid comparison of underlying progress, we continue to express and comment on the performance trends in our Asia and US operations on a constant currency basis.

Our performance in 2017 was also supported by favourable equity markets, which lifted average investment balances on which we earn fees. During the year the S&P 500 index increased 19 per cent, the FTSE 100 index 8 per cent and the MSCI Asia excluding Japan index 39 per cent. Long-term yields showed little movement in 2017 and therefore have had no material impact on 2017 performance versus 2016.

The key financial highlights in 2017 were as follows:

●          New business profit was 12 per cent higher at £3,616 million (17 per cent on an actual exchange rate basis), underpinned by higher volumes with APE sales up 6 per cent (10 per cent on an actual exchange rate basis). In Asia, new business profit increased 12 per cent primarily as a result of prioritisation of health and protection products and positive pricing actions. Jackson's new business profit increased by 9 per cent, including the benefit of US tax reform. UK life new business profit grew by 28 per cent, driven by a 29 per cent increase in APE sales, supported by consumer demand for products offering access to our PruFund investment option.

●          Asset management net inflows reached record levels, with M&G Prudential asset management reporting external net inflows of £17.3 billion (2016: net outflows of £8.1 billion) reflecting growth across its wholesale/direct and institutional businesses, and Eastspring delivering external net inflows of £3.1 billion (excluding money market funds) (2016: £1.8 billion on an actual exchange rate basis).

●          IFRS operating profit based on longer-term investment returns was 6 per cent higher at £4,699 million (10 per cent higher on an actual exchange rate basis). IFRS operating profit from our Asia business grew by 15 per cent to £1,975 million, reflecting continued business momentum. In the US, IFRS operating profit increased by 3 per cent, reflecting mainly growth in fee income on higher asset balances, which outweighed the anticipated reduction in spread earnings. In the UK, M&G Prudential's total IFRS operating profit was 10 per cent higher than the prior year reflecting 6 per cent growth in the insurance business, with core5 life operating profit stable at £597 million, and record asset management profit of £500 million resulting from the positive impact on earnings of net fund inflows, supportive markets and higher performance fees.

●          Total IFRS post-tax profit was up 21 per cent at £2,390 million (24 per cent on an actual exchange rate basis) and total EEV after-tax profit was 87 per cent higher at £8,751 million (94 per cent on an actual exchange rate basis). Total profit includes the impact of short-term fluctuations in financial assets held to back the commitments that we have made to our customers, and the related liabilities, and are reported outside the operating result which is based on longer-term investment return assumptions. In 2017 these principally arose within Jackson as discussed later in my report. Total profit after tax includes the impact of the US tax reform, which generated an IFRS charge of £445 million from the re-measurement of US net deferred tax balances following the reduction in the corporate income tax rate and an EEV gain of £390 million which additionally includes the benefit of future profits being taxed at a lower rate. Reflecting this post-tax profit, Group IFRS shareholders' equity was 10 per cent higher at £16.1 billion. Similarly, EEV basis shareholders' equity was up 15 per cent at £44.7 billion.

●          Underlying free surplus generation2,3, our preferred measure of cash generation, from our life and asset management businesses, decreased by 1 per cent to £3,640 million (up 2 per cent on an actual exchange rate basis), after financing new business growth. Increased contributions from our Asia and UK businesses were balanced by a lower contribution from our US business primarily as a result of non-recurrence of a transaction undertaken in 2016 to enhance local capital efficiency. We continue to focus on high-return new business with fast payback periods.

●          Group shareholders' Solvency II capital surplus6 was estimated at £13.3 billion at 31 December 2017, equivalent to a cover ratio of 202 per cent7 (1 January 2017: £12.5 billion, 201 per cent). The improvement in the period reflects the continuing strength of the Group's operating capital generation in excess of growing dividend payments to shareholders.

●          Full year ordinary dividend increased by 8 per cent to 47 pence per share, reflecting our 2017 performance and our confidence in the future prospects of our Group.

IFRS Profit2
	Actual exchange rate			Constant exchange rate
	2017 £m	2016 £m	Change %	2016 £m	Change %
Operating profit before tax based on longer-term investment returns
Asia
Long-term business	1,799	1,503	20	1,571	15
Asset management	176	141	25	149	18
Total	1,975	1,644	20	1,720	15

US
Long-term business	2,214	2,052	8	2,156	3
Asset management	10	(4)	350	(4)	350
Total	2,224	2,048	9	2,152	3

UK and Europe
Long-term business	861	799	8	799	8
General insurance commission	17	29	(41)	29	(41)
Total insurance operations	878	828	6	828	6
Asset management	500	425	18	425	18
Total	1,378	1,253	10	1,253	10

Other income and expenditure8	(775)	(694)	(12)	(700)	(11)
Total operating profit based on longer-term investment returns before tax, restructuring costs and interest received from tax settlement	4,802	4,251	13	4,425	9
Restructuring costs	(103)	(38)	(171)	(39)	(164)
Interest received from tax settlement	-	43	n/a	43	n/a
Total operating profit based on longer-term investment returns before tax	4,699	4,256	10	4,429	6
Non-operating items:
Short-term fluctuations in investment returns on shareholder-backed business	(1,563)	(1,678)	7	(1,764)	11
Amortisation of acquisition accounting adjustments	(63)	(76)	17	(79)	20
Profit (loss) attaching to disposal of businesses	223	(227)	n/a	(244)	n/a
Profit before tax	3,296	2,275	45	2,342	41
Tax charge attributable to shareholders' returns	(906)	(354)	(156)	(360)	(152)
Profit for the year	2,390	1,921	24	1,982	21

IFRS earnings per share
	Actual exchange rate			Constant exchange rate
	2017 pence	2016 pence	Change %	2016 pence	Change %
Basic earnings per share based on operating profit after tax	145.2	131.3	11	136.8	6
Basic earnings per share based on total profit after tax	93.1	75.0	24	77.4	20

IFRS operating profit based on longer-term investment returns
2017 total IFRS operating profit increased by 6 per cent (10 per cent on an actual exchange rate basis) to £4,699 million, with increased contributions from all of our core business units.

Asia total operating profit of £1,975 million was 15 per cent higher than the previous year (20 per cent on an actual exchange rate basis). IFRS operating profit from life insurance operations increased 15 per cent to £1,799 million (20 per cent on an actual exchange rate basis), reflecting the continued growth of our in-force book of recurring premium business, with renewal insurance premiums9 reaching £11.6 billion (2016: £9.5 billion on a constant exchange rate basis). Insurance margin was up 21 per cent, reflecting our continued focus on health and protection business. At a country level, we have seen improvement in all of our markets, with double-digit growth in IFRS operating profit in eight out of 12, led by Hong Kong and China (both increasing 38 per cent). Including money market funds and the assets managed for internal life operations, Eastspring's total assets under management increased to £138.9 billion (2016: £117.9 billion on an actual exchange rate basis), while the cost-income ratio was stable at 56 per cent (2016: 56 per cent), driving an 18 per cent increase in IFRS operating profit to £176 million (2016: £149 million).

US total operating profit at £2,224 million increased by 3 per cent (9 per cent increase on an actual exchange rate basis), reflecting increased profit from our variable annuity business. US equity markets have continued to rise in 2017, which together with separate account net asset inflows of £3.5 billion, has led to separate account balances that were on average 17 per cent higher than the prior period. As a result, fee income increased 15 per cent to £2,343 million. Spread-based income decreased 10 per cent, as anticipated, reflecting the impact of lower yields on our fixed annuity portfolio and a reduced contribution from asset duration swaps. We expect these effects to continue to compress spread margins, although continued upwards movements in US yields may help to reduce the speed of the decline.

UK and Europe total operating profit was 10 per cent2 higher at £1,378 million. Life insurance IFRS operating profit increased by 8 per cent to £861 million (2016: £799 million). Within this total, the contribution from our core5 with-profits and in-force annuity business was £597 million (2016: £601 million), including an increased transfer to shareholders from the with-profits funds of £288 million (2016: £269 million) of which 15 per cent was from PruFund business (2016: 10 per cent). The balance of the life insurance result reflects the contribution from other activities which are not expected to recur to the same extent going forward. This includes, as anticipated, lower IFRS operating profit from the sale of annuities of £9 million (2016: £41 million) and a number of other items discussed below. Asset management IFRS operating profit increased 18 per cent to £500 million, driven by higher average assets under management and improved performance fees, together with a lower cost-income ratio of 58 per cent (2016: 59 per cent).

We took a number of actions during the year to optimise our asset portfolios and capital position, which generated profit of £276 million (2016: £332 million). Of this amount £31 million related to profit from longevity risk transactions (2016: £197 million) and £245 million from the effect of repositioning the fixed income asset portfolio (2016: £135 million). Favourable longevity assumption changes, reflecting updated actuarial mortality tables, contributed a further £204 million. This was offset partly by an increase of £225 million (2016: £175 million) in the provision related to the potential costs and related potential redress of reviewing internally vesting annuities sold without advice after 1 July 2008. The provision does not include potential insurance recoveries of up to £175 million.

Life insurance profit drivers
The increase in our IFRS operating profit levels reflects the growth in the scale of our operations, driven primarily by positive business flows. We track the progress that we make in growing our life insurance business by reference to the scale of our obligations to our customers, which are referred to in the financial statements as policyholder liabilities. Each year these increase as we write new business and collect regular premiums from existing customers and decrease as we pay claims and policies mature. The overall scale of these policyholder liabilities is relevant in the evaluation of our profit potential in that it reflects, for example, our ability to earn fees on the unit-linked element and indicates the scale of the insurance element, another key source of profitability for the Group.

Shareholder-backed policyholder liabilities and net liability flows10
	2017 £m				2016 £m
	Actual exchange rate				Actual exchange rate
	At 1 January	Net liability flows11	Market and other movements	At 31 December	At 1 January	Net liability flows11	Market and other movements	At 31 December
Asia	32,851	2,301	2,250	37,402	25,032	2,086	5,733	32,851
US	177,626	3,137	(39)	180,724	138,913	5,198	33,515	177,626
UK and Europe	56,158	(2,721)	2,930	56,367	52,824	(3,646)	6,980	56,158
Total Group	266,635	2,717	5,141	274,493	216,769	3,638	46,228	266,635

Focusing on business supported by shareholder capital, which generates the majority of the life profit, in 2017 net flows into our businesses were overall positive at £2.7 billion driven by our US and Asian operations, as we continue to focus on both retaining our existing customers and attracting new business to drive long-term value creation. In the UK our shareholder liabilities includes the run-off of the in-force annuity portfolio following our effective withdrawal from selling new annuity business. This has been more than offset by inflows into the with-profits funds of £3.5 billion. Positive investment markets, offset partly by currency effects as sterling has strengthened over the period, increased liabilities by £5.1 billion. In total, business flows and market movements have increased shareholder-backed policyholder liabilities from £266.6 billion to £274.5 billion.

Policyholder liabilities and net liability flows in with-profits business10,12
	2017 £m				2016 £m
	Actual exchange rate				Actual exchange rate
	At 1 January	Net liability flows11	Market and other movements	At 31 December	At 1 January	Net liability flows11	Market and other movements	At 31 December
Asia	29,933	4,574	1,930	36,437	20,934	3,696	5,303	29,933
UK and Europe	113,146	3,457	8,096	124,699	100,069	1,119	11,958	113,146
Total Group	143,079	8,031	10,026	161,136	121,003	4,815	17,261	143,079

Policyholder liabilities in our with-profits business have increased by 13 per cent to £161.1 billion reflecting the growing popularity of our participating funds in Asia and PruFund in the UK, as consumers seek protection from some of the short-term ups and downs of direct stock market investments by using an established smoothing process. Across our Asia and UK operations, net liability flows increased to £8.0 billion. As returns from these funds are smoothed and shared with customers, the emergence of shareholder profit is more gradual. This business, nevertheless, remains an important source of future shareholder value.

Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver
	Actual exchange rate						Constant exchange rate
	2017 £m			2016 £m			2016 £m
	Operating profit	Average liability	Margin bps	Operating profit	Average liability	Margin bps	Operating profit	Average liability	Margin bps
Spread income	1,108	88,908	125	1,171	83,054	141	1,215	85,266	142
Fee income	2,603	166,839	156	2,175	139,451	156	2,280	145,826	156
With-profits	347	136,474	25	317	118,334	27	319	119,170	27
Insurance margin	2,271			1,991			2,083
Margin on revenues	2,286			2,126			2,211
Expenses:
Acquisition costs	(2,433)	6,958	(35)%	(2,251)	6,320	(36)%	(2,353)	6,574	(36)%
Administration expenses*	(2,297)	261,114	(88)	(1,943)	229,477	(85)	(2,025)	238,392	(85)
DAC adjustments	505			390			411
Expected return on shareholder assets	229			221			227
	4,619			4,197			4,368
Longevity reinsurance and other management actions to improve solvency	276			332			332
Changes in longevity assumption basis	204			-			-
Provision for review of past annuity sales	(225)			(175)			(175)
Operating profit based on longer-term investment returns	4,874			4,354			4,525
*      The ratio of acquisition costs is calculated as a percentage of APE sales including with-profits sales. The acquisition costs include only those relating to shareholders backed business.

We continue to maintain our preference for high-quality sources of income such as insurance margin from life and health and protection business, and fee income. We favour insurance margin because it is relatively insensitive to the equity and interest rate cycle and prefer fee income to spread income because it is more capital-efficient. In line with this approach, on a constant exchange rate basis, insurance margin has increased by 9 per cent (up 14 per cent on an actual exchange rate basis) and fee income by 14 per cent (up 20 per cent on an actual exchange rate basis), while spread income decreased by 9 per cent (down 5 per cent on an actual exchange rate basis). Administration expenses increased to £2,297 million (2016: £2,025 million) as the business continues to expand. The expense margin has grown from 85 basis points to 88 basis points reflecting the continued increase in US producers selecting asset-based commissions which are treated as an administrative expense in this analysis.

Asset management profit drivers
Movements in asset management operating profit are also influenced primarily by changes in the scale of these businesses, as measured by funds managed on behalf of external institutional and retail customers and our internal life insurance operations.

Asset management external funds under management13,14
	2017 £m				2016 £m
	Actual exchange rate				Actual exchange rate
	At 1 January	Net flows	Market and other movements	At 31 December	At 1 January	Net flows	Market and other movements	At 31 December
UK and Europe	136,763	17,337	9,755	163,855	126,405	(8,090)	18,448	136,763
Asia15	38,042	3,141	5,385	46,568	30,281	1,835	5,926	38,042
Total asset management	174,805	20,478	15,140	210,423	156,686	(6,255)	24,374	174,805

Total asset management (including MMF)	182,519	21,973	15,248	219,740	162,692	(5,852)	25,679	182,519

In 2017, average assets under management in our asset management businesses in the UK and Asia benefited from positive net inflows of assets and favourable markets, driving higher fee revenues. Reflecting this, IFRS operating profit derived from asset management activities in M&G Prudential increased by 18 per cent to £500 million and in Eastspring by 18 per cent (up 25 per cent on an actual exchange rate basis) to £176 million.

M&G Prudential's external assets under management have benefited from a record level of net inflows, reflecting improvement in investment performance and supportive markets. External asset management net inflows totalled £17.3 billion (2016: net outflows of £8.1 billion), with significant contributions from European investors in the Optimal Income Fund, Global Floating Rate High Yield Fund and multi-asset range, and from institutional clients, notably within our public debt, illiquid credit strategies and infrastructure equity funds. External assets under management increased 20 per cent to £163.9 billion during the year. Internal assets benefiting from PruFund sales and favourable markets increased 7 per cent, taking total M&G Prudential assets under management to £350.7 billion (2016: £310.8 billion).

Eastspring also attracted good levels of external net inflows during the year across its equity, fixed income and balanced fund range, totalling £3.1 billion, excluding money market funds (2016: £1.8 billion on an actual exchange rate basis). Overall external assets under management increased by 22 per cent to £46.6 billion. Combined with higher internal assets under management and money market funds lifted Eastspring's total assets under management to £138.9 billion.

Other income and expenditure and restructuring costs8
Higher interest costs following the debt issued in 2016 and 2017, and restructuring costs of £103 million, as the business invests for the future, including UK and Europe infrastructure, contributed to an increase in net central expenditure of £139 million to £878 million (2016: £732 million on an actual exchange rate basis).

IFRS non-operating items8
IFRS non-operating items consist of short-term fluctuations in investment returns on shareholder-backed business of negative £1,563 million (2016: negative £1,764 million), the results attaching to disposal of businesses of £223 million (2016: negative £244 million), and the amortisation of acquisition accounting adjustments of negative £63 million (2016: negative £79 million) arising mainly from the REALIC business acquired by Jackson in 2012. The profit attributable to disposal of businesses relates to amounts in respect of the Korea life business sold in 2017 and the disposal of the US broker-dealer network in August 2017.

Short-term fluctuations in investment returns on shareholder-backed business represent the most significant component of non-operating items and are discussed further below.

IFRS short-term fluctuations in investment returns on shareholder-backed business
IFRS operating profit is based on longer-term investment return assumptions. The difference between actual investment returns recorded in the income statement and the assumed longer-term returns is reported within short-term fluctuations in investment returns. In 2017, the total short-term fluctuations in investment returns on shareholder-backed business were negative £1,563 million and comprised negative £1 million for Asia, negative £1,568 million in the US, negative £14 million in the UK and positive £20 million in other operations.

In the US, Jackson provides certain guarantees on its annuity products, the value of which would rise typically when equity markets fall and long-term interest rates decline. Jackson includes the expected cost of hedging when pricing its products and charges fees for these guarantees which are used, as necessary, to purchase downside protection in the form of options and futures to mitigate the effect of equity market falls, and swaps and swaptions to cushion the impact of declines in long-term interest rates. Under IFRS, accounting for the movement in the valuation of these derivatives, which are all fair valued, is asymmetrical to the movement in guarantee liabilities, which are not fair valued in all cases. Jackson designs its hedge programme to protect the capital and economics of the business from large movements in investment markets and accepts the variability in accounting results. The negative short-term fluctuations in investment returns on shareholder-backed business of £1,568 million in the year are attributable mainly to the net value movement in the period of the hedge instruments held to manage market exposures and reflect the positive equity market performance in the US during the period.

IFRS effective tax rates
In 2017, the effective tax rate on IFRS operating profit based on longer-term investment returns was 21 per cent, which is unchanged from 2016 (21 per cent).

The 2017 effective tax rate on the total IFRS profit was 27 per cent (2016: 16 per cent), reflecting the inclusion of a £445 million one-off charge on the re-measurement of US deferred tax balances using a rate of 21 per cent (previously 35 per cent) following the enactment in December 2017 of a comprehensive US tax reform package. Excluding this one-off charge, the 2017 effective tax rate would have been 14 per cent.

In addition to the impact on the IFRS profit, the re-measurement of US deferred tax balances also resulted in a separate benefit of £134 million recognised in other comprehensive income, in relation to changes to deferred tax on cumulative unrealised gains (net of DAC) on bonds which are taken directly through other comprehensive income.

The main driver of the Group's effective tax rate is the relative mix of the profits between jurisdictions with higher tax rates (such as Indonesia and Malaysia), jurisdictions with lower tax rates (such as Hong Kong and Singapore), and jurisdictions with rates in between (such as the UK, and now from 2018, the US).

Once the US tax changes are fully reflected, we would expect a favourable impact on the Group's effective tax rate. The US operating profit effective tax rate is expected to be circa 18 per cent (previously 28 per cent), and the overall Group operating profit effective tax rate is likely to settle in the range of 16 per cent to 18 per cent.

Total tax contribution
The Group continues to make significant tax contributions in the jurisdictions in which it operates, with £2,903 million remitted to tax authorities in 2017. This was similar to the equivalent amount of £2,887 million in 2016.

Tax strategy
In May 2017 the Group published its tax strategy, which in addition to complying with the mandatory UK (Finance Act 2016) requirements, also included a number of additional disclosures, including a breakdown of revenues, profits and taxes for all jurisdictions where more than £5 million tax was paid. This disclosure was included as a way of demonstrating that our tax footprint (ie where we pay taxes) is consistent with our business footprint. An updated version of the tax strategy, including 2017 data, will be available on the Group's website before 31 May 2018.

New business performance

Life EEV new business profit and APE new business sales (APE sales)
	Actual exchange rate						Constant exchange rate
	2017 £m		2016 £m		Change %		2016 £m		Change %
	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit
Asia	3,805	2,368	3,599	2,030	6	17	3,773	2,123	1	12
US	1,662	906	1,561	790	6	15	1,641	830	1	9
UK and Europe	1,491	342	1,160	268	29	28	1,160	268	29	28
Total Group	6,958	3,616	6,320	3,088	10	17	6,574	3,221	6	12

Life insurance new business profit was up 12 per cent (17 per cent on an actual exchange rate basis) to £3,616 million, and Life insurance new business APE sales increased by 6 per cent (10 per cent on an actual exchange rate basis) to £6,958 million.

In Asia, new business profit was 12 per cent higher at £2,368 million (17 per cent on an actual exchange rate basis), primarily reflecting the beneficial impact of our strategic emphasis on increasing sales from health and protection business and pricing actions.

Our focus on quality is undiminished with regular premium contracts accounting for 94 per cent of APE sales and supporting a 26 per cent increase in health and protection new business profit. This favourable mix provides a high level of recurring income and an earnings profile that is significantly less correlated to investment markets.

In Hong Kong new business profit has increased by 8 per cent as we continue to focus on driving growth in health and protection business. This targeted shift to higher margin but lower case size protection business, aligned with the de-emphasis of broker sales and the expected moderation in the level of sales from Mainland China has, as we reported previously, resulted in a 14 per cent reduction in Hong Kong APE sales.

Outside Hong Kong, new business profit increased by 20 per cent, in line with APE sales which were up 17 per cent. Our performance remains broad-based, with double digit growth in new business profit across both agency and bancassurance channels. In China, new business profit more than doubled, driven by higher sales and a significant uplift in regular premium health and protection business from our increased scale and productivity in the agency channel, together with a positive contribution from our bancassurance partners. In Singapore, new business profit increased by 22 per cent supported by APE sales growth of 21 per cent, reflecting growth across both agency and bancassurance channels. Indonesia's APE sales grew 2 per cent while new business profit declined 5 per cent due to product mix.

In the US, new business profit increased by 9 per cent to £906 million (up 15 per cent on an actual exchange rate basis) reflecting a modest increase in APE sales, up 1 per cent (6 per cent on an actual exchange rate basis) and the positive impact on future profit from a reduction in corporate income tax rates. Uncertainty regarding the application and implementation of the US Department of Labor Fiduciary Duty Rule has led to continued pressure on industry sales in 2017 which were down 11 per cent over the first nine months of the year. Despite this, Jackson's variable annuity sales increased by 1 per cent, with the economics on new business in variable annuities remaining extremely attractive, with high internal rates of return and short payback periods. Net inflows into Jackson's separate account asset balances, which drive fee-based earnings on variable annuity business, remained positive at £3.5 billion. More favourable market conditions relating to the institutional product market also provided Jackson with the opportunity to write APE sales of £232 million (2016: £193 million).

In our UK life business, our strategy of extending customer access to PruFund's with-profits investment option via additional product wrappers continues to drive growth in new business profit, which increased to £342 million, up 28 per cent. APE sales increased 29 per cent to £1,491 million. We have seen notable success with the build out of PruFund, which has contributed significantly towards an APE sales increase in individual pensions (up 110 per cent), income drawdown (up 35 per cent) and ISAs (up 7 per cent). Reflecting this performance, total PruFund assets under management of £35.9 billion as at 31 December 2017 were 46 per cent higher than at the start of the year.

Free surplus generation2,3
	Actual exchange rate			Constant exchange rate
	2017 £m	2016 £m	Change %	2016 £m	Change %
Free surplus generation
Asia	1,562	1,335	17	1,405	11
US	1,582	1,863	(15)	1,957	(19)
UK and Europe	1,486	1,287	15	1,287	15
Underlying free surplus generated from in-force life business and asset management before restructuring costs	4,630	4,485	3	4,649	-
Restructuring costs	(77)	(16)	(381)	(16)	(381)
Underlying free surplus generated from in-force life business and asset management	4,553	4,469	2	4,633	(2)
Investment in new business	(913)	(903)	(1)	(942)	3
Underlying free surplus generated	3,640	3,566	2	3,691	(1)
Market related movements, timing differences and other non-operating movements	(1,012)	(432)
Profit (loss) attaching to disposal of businesses	172	(86)
Net cash remitted by business units	(1,788)	(1,718)
Total movement in free surplus	1,012	1,330
Free surplus at end of year	7,578	6,566

Free surplus generation is the financial metric we use to measure the internal cash generation of our business operations and is based on the capital regimes which apply locally in the various jurisdictions in which our life businesses operate. For life insurance operations it represents amounts maturing from the in-force business during the year, net of amounts reinvested in writing new business. For asset management it equates to post-tax IFRS operating profit for the period.

We drive free surplus generation by targeting markets and products that have low capital strain, high-return and fast payback profiles and by delivering both good service and value to improve customer retention. Our ability to generate both growth and cash is a distinctive feature of Prudential.

In 2017, underlying free surplus generation from our life insurance and asset management business decreased by 1 per cent to £3,640 million (increased 2 per cent on an actual exchange rate basis), reflecting increased contributions from our Asia and UK businesses, a non-recurrence of a one-off prior year gain from our US business, and higher restructuring costs. In Asia, growth in the in-force life portfolio, combined with post-tax asset management profit from Eastspring, contributed to free surplus generation of £1,562 million, up 11 per cent. In the US, in-force free surplus generation decreased by 19 per cent reflecting the non-recurrence of a £247 million benefit from contingent financing actions taken in 2016, together with lower favourable experience variances. In the UK, in-force free surplus generation increased by 15 per cent to £1,486 million, attributable to growth in asset management earnings, the adoption of the CMI 2015 assumption basis and portfolio and capital management actions including longevity reinsurance to improve the solvency position of our UK life business of £400 million (2016: £351 million). The result includes an increase in the provision for the costs of the UK review of past non-advised annuity sales practices and related potential redress, which has a post-tax impact of £187 million in 2017 (2016: £145 million).

Although new business profit increased by 12 per cent, the amount of free surplus invested in writing new life business in the period was lower at £913 million (2016: £942 million) reflecting a greater proportion of sales in Asia and the UK where strain is lower, and a higher proportion of variable annuity premium being allocated to the separate account in the US.

After funding cash remittances from the business units to the Group, recognition of the profit attaching to the disposal of businesses, and other movements, which includes adverse currency effects and the impact of US tax reform, the closing value of free surplus in our life and asset management operations was £7.6 billion at 31 December 2017.

We continue to manage cash flows across the Group with a view to achieving a balance between ensuring sufficient remittances are made to service central requirements (including paying the external dividend) and maximising value to shareholders through retention and reinvestment of capital in business opportunities.

Business unit remittance2,16
	Actual exchange rate
	2017 £m	2016 £m
Net cash remitted by business units:
Asia	645	516
US	475	420
UK and Europe	643	590
Other UK (including Prudential Capital)	25	192
Net cash remitted by business units	1,788	1,718
Holding company cash at 31 December	2,264	2,626

Cash remitted to the corporate centre in 2017 amounted to £1,788 million, driven by higher remittances from Asia. For the first time, our Asia business unit is the largest contributor17 to cash in the Group, demonstrating the quality and scale of its growth. Jackson made sizeable remittances of £475 million. The remittance from M&G Prudential of £643 million was 9 per cent higher than the combined remittance in 2016. Prudential Capital contributed a further £25 million.

Cash remitted to the Group in 2017 was used to meet central costs of £470 million (2016: £416 million) and pay the 2016 second interim and 2017 first interim dividends respectively. These movements and other corporate cash flows, including a net reduction in core structural borrowings and the impact of currency movements, led to holding company cash decreasing from £2,626 million to £2,264 million over 2017.

Post-tax profit - EEV2
	Actual exchange rate			Constant exchange rate
	2017 £m	2016 £m	Change %	2016 £m	Change %
Post-tax operating profit based on longer-term investment returns
Asia operations
Long-term business	3,705	3,074	21	3,220	15
Asset management	155	125	24	132	17
Total	3,860	3,199	21	3,352	15

US operations
Long-term business	2,143	1,971	9	2,071	3
Asset management	7	(3)	333	(4)	275
Total	2,150	1,968	9	2,067	4

UK and Europe operations
Long-term business	1,015	643	58	643	58
General insurance commission	13	23	(43)	23	(43)
Total insurance operations	1,028	666	54	666	54
Asset management	403	341	18	341	18
Total	1,431	1,007	42	1,007	42

Other income and expenditure18	(746)	(682)	(9)	(688)	(8)
Post-tax operating profit based on longer-term investment returns before restructuring costs and interest received from tax settlement	6,695	5,492	22	5,738	17
Restructuring costs18	(97)	(32)	(203)	(32)	(203)
Interest received from tax settlement	-	37	n/a	37	n/a
Post-tax operating profit based on longer-term investment returns	6,598	5,497	20	5,743	15
Non-operating items:
Short-term fluctuations on investment returns	2,111	(507)	516	(567)	472
Effect of changes in economic assumptions	(102)	(60)	(70)	(54)	(89)
Mark to market value movements on core structural borrowings	(326)	(4)	(8,050)	(4)	(8,050)
Impact of US tax reform	390	-	n/a	-	n/a
Profit (loss) attaching to disposal of businesses	80	(410)	120	(445)	118
Post-tax profit for the year	8,751	4,516	94	4,673	87

Earnings per share
	Actual exchange rate			Constant exchange rate
	2017 pence	2016 pence	Change %	2016 pence	Change %

Basic earnings per share based on post-tax operating profit	257.0	214.7	20	224.3	15
Basic earnings per share based on post-tax total profit	340.9	176.4	93	182.5	87

EEV operating profit
On an EEV basis, Group post-tax operating profit based on longer-term investment return increased by 15 per cent (up 20 per cent on an actual exchange rate basis) to £6,598 million in 2017.

EEV operating profit includes new business profit from the Group's life business, which increased by 12 per cent (up 17 per cent on an actual exchange rate basis) to £3,616 million. It also includes in-force life business profit of £3,247 million, which was 20 per cent higher than prior year (up 25 per cent on an actual exchange rate basis), primarily reflecting the growth in our in-force business. This is most evident in the profit from the unwind of the in-force business, which was 10 per cent higher at £2,166 million (2016: £1,962 million). Experience and assumption changes were positive at £1,081 million (2016: £751 million), reflecting our ongoing focus on managing the in-force book for value.

In Asia, EEV life operating profit was up 15 per cent to £3,705 million, reflecting growth in new business profit of 12 per cent at £2,368 million. In-force profit was 22 per cent higher at £1,337 million reflecting the increased value of in-force business and positive assumption changes and experience as the business continues to grow with discipline.

Jackson's EEV life operating profit was up 3 per cent to £2,143 million, reflecting a 9 per cent increase in new business profit to £906 million and a stable contribution from in-force profit of £1,237 million, which included favourable operating assumption changes and experience variances of £543 million (2016: £628 million), related largely to persistency and mortality effects. The increase in our US EEV new business profit reflects the positive impact on future profits from lower tax rates.

In the UK and Europe, EEV life operating profit increased by 58 per cent to £1,015 million (2016: £643 million). The increase was driven by a 28 per cent increase in new business profit, and higher in-force profit including a £195 million benefit from revisions to longevity assumptions following adoption of updated actuarial mortality projections under CMI 201519. Profits arising from actions undertaken to improve solvency were more than offset by an increase in the provision related to the potential costs and related potential redress of reviewing internally vesting annuities sold without advice after 1 July 2008.

Capital position, financing and liquidity
Capital position

Analysis of movement in Group shareholder Solvency II surplus20
	2017 £bn	2016 £bn
Solvency II surplus at 1 January	12.5	9.7
Operating experience	3.6	2.7
Non-operating experience (including market movements)*	(0.6)	(1.1)
Other capital movements:
Subordinated debt (redemption) / issuance	(0.2)	1.2
Foreign currency translation impacts	(0.7)	1.6
Dividends paid	(1.2)	(1.3)
Model changes	(0.1)	(0.3)
Estimated Solvency II surplus at 31 December	13.3	12.5
*    2017 includes a £(0.6) billion reduction in deferred tax assets following US tax reform.

The high quality and recurring nature of our operating capital generation and our disciplined approach to managing balance sheet risk has resulted in an increase in the Group's shareholders' Solvency II capital surplus which is estimated at £13.3 billion6,7 at 31 December 2017 (equivalent to a solvency ratio of 202 per cent), compared with £12.5 billion (201 per cent) at 31 December 2016. In 2017 we generated £3.6 billion of operating capital. This was offset by dividends to shareholders, net repayment of subordinated debt, adverse foreign currency effects and the £0.6 billion reduction in statutory deferred tax assets following US tax reform.

Prudential has been designated as a Global Systemically Important Insurer (G-SII) and is monitoring and engaging with the PRA on the development and potential impact of the policy measures associated with such a designation.

Local statutory capital

All of our subsidiaries continue to hold appropriate capital levels on a local regulatory basis. In the UK, at 31 December 2017 The Prudential Assurance Company Limited and its subsidiaries21 had an estimated Solvency II shareholder surplus22 of £6.1 billion (equivalent to a cover ratio of 178 per cent) and a with-profits surplus23 of £4.8 billion (equivalent to a cover ratio of 201 per cent). In the US, following the enactment in December 2017 of a comprehensive reform package, a £628 million reduction in the level of the statutory net admitted deferred tax asset more than offset operational capital formation, resulting in a risk based capital ratio of 409 per cent (2016: 485 per cent).

Debt portfolio
The Group continues to maintain a high-quality defensively positioned debt portfolio. Shareholders' exposure to credit is concentrated in the UK annuity portfolio and the US general account, mainly attributable to Jackson's fixed annuity portfolio. The credit exposure is well diversified and 98 per cent of our UK portfolio and 97 per cent of our US portfolio are investment grade29. During 2017, default losses were minimal and reported impairments across the UK and US portfolios were £2 million (2016: £35 million).

Financing and liquidity

Shareholders' net core structural borrowings and ratings
	2017 £m			2016 £m
	IFRS basis	Mark to market value	EEV basis	IFRS basis	Mark to market value	EEV basis
Total borrowings of shareholder-financed operations	6,280	743	7,023	6,798	422	7,220
Less: Holding company cash and short-term investments	(2,264)	-	(2,264)	(2,626)	-	(2,626)
Net core structural borrowings of shareholder-financed operations	4,016	743	4,759	4,172	422	4,594
Gearing ratio*	20%			22%
*Net core structural borrowings as proportion of IFRS shareholders' funds plus net debt, as set out in note II(d) of the Additional unaudited IFRS financial information.

The Group had central cash resources of £2.3 billion at 31 December 2017 (31 December 2016: £2.6 billion). Total core structural borrowings reduced by £0.5 billion, from £6.8 billion to £6.3 billion, with the issue of US$750 million (£547 million at 31 December 2017) 4.875 per cent tier 2 perpetual subordinated debt in October 2017 being more than offset by the redemption of US$1 billion (£741 million at 31 December 2017) 6.5 per cent tier 2 perpetual subordinated debt in December 2017.

In addition to its net core structural borrowings of shareholder-financed operations set out above, the Group also has access to funding via the money markets and has in place an unlimited global commercial paper programme. As at 31 December 2017, we had issued commercial paper under this programme totalling US$650 million, to finance non-core borrowings.

Prudential's holding company currently has access to £2.6 billion of syndicated and bilateral committed revolving credit facilities provided by 19 major international banks, expiring in 2022. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at 31 December 2017. The medium-term note programme, the US shelf programme (platform for issuance of SEC registered public bonds in the US market), the commercial paper programme and the committed revolving credit facilities are all available for general corporate purposes and to support the liquidity needs of Prudential's holding company and are intended to maintain a flexible funding capacity.

Shareholders' funds
	IFRS		EEV
	2017 £m	2016 £m	2017 £m	2016 £m
Profit after tax for the year24	2,389	1,921	8,750	4,516
Exchange movements, net of related tax	(409)	1,161	(2,045)	4,211
Cumulative exchange gain of Korea life business recycled to profit and loss account	(61)	-	-	-
Unrealised gains and losses on Jackson fixed income securities classified as available for sale25	486	31	-	-
Dividends	(1,159)	(1,267)	(1,159)	(1,267)
Market to market value movements on Jackson assets backing surplus and required capital	-	-	40	(11)
Other	175	(135)	144	(367)
Net increase in shareholders' funds	1,421	1,711	5,730	7,082
Shareholders' funds at 1 January	14,666	12,955	38,968	31,886
Shareholders' funds at 31 December	16,087	14,666	44,698	38,968
Shareholders' value per share 26	622p	568p	1,728p	1,510p
Return on shareholders' funds27	25%	26%	17%	17%

Group IFRS shareholders' funds at 31 December 2017 increased by 10 per cent to £16.1 billion (31 December 2016: £14.7 billion on an actual exchange rate basis), driven by the strength of the operating result, offset by dividend payments of £1,159 million. During the period, UK sterling has strengthened relative to the US dollar and various Asian currencies. With approximately 50 per cent of the Group's IFRS net assets (71 per cent of the Group's EEV net assets) denominated in non-sterling currencies, this generated a negative exchange rate movement on the net assets in the period. In addition, the moderate decline in US long-term interest rates between the start and the end of the reporting period produced unrealised gains on fixed income securities held by Jackson accounted through other comprehensive income.

The Group's EEV basis shareholders' funds also increased by 15 per cent to £44.7 billion (31 December 2016: £39.0 billion on an actual exchange rate basis), On a per share basis the Group's embedded value at 31 December 2017 equated to 1,728 pence, up from 1,510 pence at 31 December 2016.

Corporate transactions

Intention to demerge the Group's UK businesses and sale of £12.0 billion30 UK annuity portfolio
In March 2018, the Group announced its intention to demerge its UK and Europe businesses ('M&G Prudential') from Prudential plc, resulting in two separately-listed companies. On completion of the demerger, shareholders will hold interests in both Prudential plc and M&G Prudential.

In preparation for the UK demerger process, and to align the ownership of the Group's businesses with their operating structures, Prudential plc intends to transfer the legal ownership of its Hong Kong insurance subsidiaries from The Prudential Assurance Company Limited (M&G Prudential's UK regulated insurance entity) to Prudential Corporation Asia Limited, which is expected to complete by the end of 2019.

M&G Prudential agreed in March 2018 to the sale of £12.0 billion30 of its shareholder annuity portfolio to Rothesay Life. Under the terms of the agreement, M&G Prudential has reinsured £12.0 billion30 of liabilities to Rothesay Life, which is expected to be followed by a Part VII transfer of the portfolio by the end of 2019. The capital benefit of this transaction will be retained within the Group to support the demerger process.

The IFRS liabilities relating to M&G Prudential's total UK shareholder annuity portfolio as at 31 December 2017 were £32.6 billion. The UK annuity business being sold contributed around £140 million towards UK life insurance core5 IFRS operating profit before tax of £597 million in 2017. Total M&G Prudential IFRS operating profit before tax was £1,378 million in 2017.

Based on asset and liability values as at 31 December 2017, the transaction is estimated to give rise to a pre-tax IFRS loss of around £500 million in the first half of 2018, alongside the de-risking being achieved.

Prudential plc's Hong Kong subsidiaries which are subject to legal transfer from The Prudential Assurance Company Limited to Prudential Corporation Asia Limited comprise its life business, Prudential Hong Kong Limited, and its general insurance business, Prudential General Insurance Hong Kong Limited. Hong Kong will continue to be included in the segmental reporting of Asia's IFRS and embedded value results. The transfers will be subject to regulatory approval.

The sale of the UK annuity portfolio and the transfer of Prudential plc's Hong Kong subsidiaries to Asia are expected to complete by the end of 2019. Assuming that these actions had both been completed as at 31 December 2017, the Group's embedded value of £44.7 billion is estimated to reduce by approximately £300 million, reflecting the loss of future profits on the portion of annuity liabilities being sold.

The estimated pro-forma impact on the Group shareholder Solvency II capital position, assuming that these actions had both been completed as at 31 December 2017, is an increase in surplus of £0.3 billion and an increase in the shareholder solvency ratio of 6 percentage points.

Pro-forma estimated Group shareholder Solvency II capital position

	Own Funds	Solvency Capital Requirement	Surplus	Ratio
	£bn	£bn	£bn	%
31 December 2016 as reported	24.8	12.3	12.5	201
31 December 2017 as reported	26.4	13.1	13.3	202
31 December 2017 pro-forma estimate*	26.2	12.6	13.6	208
*    The pro-forma estimate assumes that the partial sale of the UK annuity portfolio and the transfer of Prudential plc's Hong Kong subsidiaries to Asia had both been completed as at 31 December 2017.

On the same basis, the estimated pro-forma impact on the shareholder Solvency II capital position of the UK regulated insurance entity, The Prudential Assurance Company Limited, is provided in the table below. This pro-forma solvency position reflects the reduced risk exposures in the UK insurance entity after the partial annuity sale and Hong Kong transfer.

Pro-forma estimated The Prudential Assurance Company Limited shareholder Solvency II capital position

	Own Funds	Solvency Capital Requirement	Surplus	Ratio
	£bn	£bn	£bn	%
31 December 2016 as reported	12.0	7.4	4.6	163
31 December 2017 as reported	14.0	7.9	6.1	178
31 December 2017 pro-forma estimate*	8.5	5.7	2.8	150
*    The pro-forma estimate assumes that the partial sale of the UK annuity portfolio and the transfer of Prudential plc's Hong Kong subsidiaries to Asia had both been completed as at 31 December 2017. In relation to the sale of the UK annuity portfolio, this estimate includes a £1.3 billion reduction in the Solvency Capital Requirement (SCR) and a £0.2 billion decrease in Own Funds, resulting in an increase in capital surplus of £1.1 billion, of which £0.6 billion is expected to be recognised in the UK capital position as at 30 June 2018 under the reinsurance agreement. In relation to the Hong Kong transfer, the impact on the SCR allows for the release of the Hong Kong business standalone SCR of £2.0 billion, partially offset by the removal of diversification benefits between UK and Hong Kong of £1.1 billion.

Entrance into Nigeria
In July 2017 the Group acquired a majority stake in Zenith Life of Nigeria and formed exclusive bancassurance partnerships with Zenith Bank in Nigeria and Ghana. The acquisition and bancassurance partnerships will see Prudential enter the market in Nigeria, Africa's largest economy, with a population of over 180 million. This expands Prudential's regional platform in Africa following the launch of businesses in Ghana and Kenya in 2014, in Uganda in 2015 and Zambia in 2016.

Disposal of Korea life
In May 2017, the Group completed the sale of the Group's life insurance subsidiary in Korea, PCA Life Insurance Co. Ltd to Mirae Asset Life Insurance Co. Ltd. for KRW170 billion (equivalent to £117 million at 17 May 2017 closing rate).

Disposal of broker-dealer network in the US
In August 2017, the Group, through its subsidiary National Planning Holdings, Inc. ('NPH') sold its US independent broker-dealer network to LPL Financial LLC for an initial purchase price of US$325 million (equivalent to £252 million at 15 August 2017).

Dividend
The Board has decided to increase the full-year ordinary dividend by 8 per cent to 47 pence per share, reflecting our 2017 financial performance and our confidence in the future prospects of the Group. In line with this, the directors have approved a second interim ordinary dividend of 32.5 pence per share (2016: 30.57 pence per share).

The Group's dividend policy remains unchanged. The Board will maintain focus on delivering a growing ordinary dividend. In line with this policy, Prudential aims to grow the ordinary dividend by 5 per cent per annum. The potential for additional distributions will continue to be determined after taking into account the Group's financial flexibility across a broad range of financial metrics and an assessment of opportunities to generate attractive returns by investing in specific areas of the business28.

Notes
1      Increase stated on a constant exchange rate basis.
2      The 2016 comparative results have been re-presented from those published previously, following reassessment of the Group's operating segments as described in note B1.3 of the IFRS financial statements.
3      Underlying free surplus generated comprises underlying free surplus generated from the Group's long-term business (net of investment in new business) and that generated from asset management operations. Further information is set out in notes 11 of the EEV basis results. Free surplus represents 'underlying free surplus' based on operating movements and excludes market movements, foreign exchange, capital movements, shareholders' other income and expenditure and restructuring and Solvency II implementation costs arising centrally.
4      Represents M&G Prudential asset management external funds under management and internal funds included on the M&G Prudential long-term insurance business balance sheet.
5      Core refers to the underlying profit of the UK and Europe insurance business excluding the effect of, for example, management actions to improve solvency and material assumption changes. Details of these are set out in note I(d) of the Additional unaudited IFRS financial information.
6      The Group shareholder capital position excludes the contribution to Own Funds and the Solvency Capital Requirement from ring-fenced with-profits funds and staff pension schemes in surplus. The estimated solvency position includes management's calculation of UK transitional measures reflecting operating and market conditions at each valuation date. An application to recalculate the transitional measures as at 31 December 2017 has been approved by the Prudential Regulation Authority.
7      Before allowing for second interim ordinary dividend.
8      Refer to note B1.1 in IFRS financial statements for the breakdown of other income and expenditure and other non-operating items.
9      Gross earned premiums for contracts in second and subsequent years, comprising Asia segment IFRS gross earned premium of £15.7 billion less gross earned premiums relating to new regular and single premiums of £5.7 billion, plus renewal premiums from joint ventures of £1.6 billion, and excluding any amounts relating to the sold Korea life business.
10     Includes Group's proportionate share of the liabilities and associated flows of the insurance joint ventures and associates in Asia.
11     Defined as movements in shareholder-backed policyholder liabilities arising from premiums (net of charges), surrenders/withdrawals, maturities and deaths.
12     Includes Unallocated surplus of with-profits business.
13     Includes Group's proportionate share in PPM South Africa and the Asia asset management joint ventures.
14     For our asset management business the level of funds managed on behalf of third parties, which are not therefore recorded on the balance sheet, is a driver of profitability. We therefore analyse the movement in the funds under management each period, focusing between those which are external to the Group and those held by the insurance business and included on the Group balance sheet. This is analysed in note II(b) of the Additional unaudited IFRS financial information.
15     Net inflows exclude Asia Money Market Fund (MMF) inflows of £1,495 million (2016: net inflows £403 million). External funds under management exclude Asia MMF balances of £9,317 million (2016: £7,714 million).
16     Net cash remitted by business units are included in the Holding company cash flow, which is disclosed in detail in note II(a) of the Additional unaudited IFRS financial information.
17     Based on the 2017 operating segments.
18     Refer to the EEV basis supplementary information - Post-tax operating profit based on longer-term investment returns and Post-tax summarised consolidated income statement, for further detail on other income and restructuring costs.
19     Continuous Mortality Investigation 2015 mortality improvements model.
20     The methodology and assumptions used in calculating the Solvency II capital results are set out in note II(f) of the Additional unaudited IFRS financial information.
21     The insurance subsidiaries of The Prudential Assurance Company Limited are Prudential General Insurance Hong Kong Limited, Prudential Hong Kong Limited, Prudential International Assurance plc and Prudential Pensions Limited.
22     The UK shareholder capital position excludes the contribution to Own Funds and the Solvency Capital Requirement from ring-fenced with-profits funds and staff pension schemes in surplus. The estimated solvency position includes management's calculation of UK transitional measures reflecting operating and market conditions at each valuation date. An application to recalculate the transitional measures as at 31 December 2017 has been approved by the Prudential Regulation Authority.
23     The estimated solvency position includes management's calculation of UK transitional measures reflecting operating and market conditions at each valuation date. An application to recalculate the transitional measures as at 31 December 2017 has been approved by the Prudential Regulation Authority.
24     Excluding profit for the year attributable to non-controlling interests.
25     Net of related charges to deferred acquisition costs and tax.
26     Closing IFRS shareholders' funds divided by issued shares, as set out in note II(e) of the Additional unaudited IFRS financial information. Closing EEV shareholders' funds divided by issued shares, as set out in note G of the Additional EEV financial information.
27     Operating profit after tax and non-controlling interests as percentage of opening shareholders' funds, as set out in note II(c) of the Additional unaudited IFRS financial information and note F of the Additional EEV financial information.
28     Refer to note 11 on the parent company financial statements for further detail on the distributable profits of Prudential plc.
29     Based on hierarchy of Standard and Poor's Moody's and Fitch, where available and if unavailable, internal ratings have been used.
30     Relates to £12.0 billion of IFRS shareholder annuity liabilities, valued as at 31 December 2017.

Report of the risks facing our business and how these are managed

1.     Introduction

2017 was, in many respects, a year of global geopolitical transition. Popular discontent was one of the driving factors, shifting the political landscape in many countries, in particular in the US and across Western Europe. The nature of technology risks evolved during the year, with high profile and untargeted attacks affecting companies around the world. Despite all this, financial markets appeared largely unperturbed during 2017 with low volatility and steady and broad global economic growth, and the first steps were taken toward monetary policy tightening in key economies.

As in previous years, we continue to maintain a sustained focus on managing prevailing market conditions and macroeconomic uncertainty arising from the global environment. Looking internally, in August 2017 we announced our intention to combine M&G and our UK life business to form M&G Prudential, allowing us better to leverage our scale and capabilities. Change inherently carries risk, but we will manage and minimise this appropriately in order to provide better outcomes for our customers.

Our results show that, even in times of unpredictability, we can generate value for our shareholders by taking selective exposure to risks that are rewarded commensurately and that can be quantified appropriately and managed. We retain risks within a clearly defined risk appetite, where we believe doing so contributes to value creation and the Group is able to withstand the impact of an adverse outcome. For our retained risks, we ensure that we have the necessary capabilities, expertise, processes and controls to manage the exposure appropriately.

Our Group Risk Framework and risk appetite have allowed us to control our risk exposure successfully throughout the year. Our governance, processes and controls enable us to deal with the uncertainty ahead in order to continue helping our customers achieve their long-term financial goals.

This section explains the main risks inherent in our business and how we manage those risks, with the aim of ensuring we maintain an appropriate risk profile.

2.     Risk governance, culture and our risk management cycle

Prudential defines 'risk' as the uncertainty that we face in implementing our strategies and objectives successfully. This includes all internal or external events, acts or omissions that have the potential to threaten the success and survival of the Group. Accordingly, material risks will be retained selectively when we think there is value to do so, and where it is consistent with the Group's risk appetite and philosophy towards risk-taking.

The following section provides more detail on our risk governance, risk culture and risk management process.

a.     Risk governance
Our risk governance comprises the Board, organisational structures, reporting relationships, delegation of authority, roles and responsibilities, and risk policies that the Group Head Office and our business units establish to make decisions and control their activities on risk-related matters. This encompasses individuals, Group-wide functions and committees involved in overseeing and managing risk.

i.      Risk committees and governance structure
Our risk governance structure is led by the Group Risk Committee, supported by independent non-executives on risk committees of major subsidiaries. These committees monitor the development of the Group Risk Framework, which includes risk appetite, limits, and policies, as well as risk culture.

In addition to our risk committees, there are various executive risk forums to ensure risk issues are shared and considered across the Group. These are led by the Group Executive Risk Committee, an advisory committee to the Group Chief Risk Officer which is supported by a number of sub-committees, including security and information security where specialist skills and knowledge are required.

ii.     Group Risk Framework
The Group Risk Framework has been developed to monitor and manage the risks to our business and is owned by the Board. The aggregate Group exposure to our key risk drivers is monitored and managed by the Group Risk function which is responsible for reviewing, assessing and reporting on the Group's risk exposure and solvency position from the Group economic, regulatory and ratings perspectives.

The Framework requires all our businesses and functions to establish processes for identifying, evaluating, managing and reporting of the key risks faced by the Group - the 'Risk Management Cycle' (see below) is based on the concept of the 'three lines of defence', comprising risk taking and management, risk control and oversight, and independent assurance.

A major part of the Risk Management Cycle is the annual assessment of the Group's most material risks. These risks range from those associated with the economic, market, political and regulatory environment; those that we assume when writing our insurance products and by virtue of the investments we hold; and those that are inherent in our business model and its operations. This is used to inform risk reporting to the risk committees and the Board for the year.

The Group Risk Committee reviews the Group Risk Framework and recommends changes to our Board to ensure that it remains effective in identifying and managing the risks faced by the Group. A number of core risk policies and standards support the Framework to ensure that risks to the Group are identified, assessed, managed and reported.
During 2017 we made a number of enhancements to our policies and processes. These included changes to our processes around new product approvals, management of our critical outsourcing arrangements and increased oversight of model risk across the Group. A new framework was developed to support the monitoring and reporting of risks associated with material transformation programmes, and work continued over the year on the Group's risk culture.

iii.    Risk appetite, limits and triggers
The extent to which we are willing to take risk in the pursuit of our business strategy and objective to create shareholder value is defined by a number of qualitative and quantitative expressions of risk appetite, operationalised through measures such as limits, triggers, thresholds and indicators. The Group Risk function is responsible for reviewing the scope and operation of these risk appetite measures at least annually to determine that they remain relevant. The Board approves all changes made to the Group's aggregate risk appetite, and has delegated authority to the Group Risk Committee to approve changes to the system of limits, triggers and indicators.

Group risk appetite is set with reference to economic and regulatory capital, liquidity and earnings volatility, as well as for our major risks, and is aimed at ensuring that we take an appropriate level of aggregate risk. It covers risks to shareholders, including those from participating and third-party business.

We have some appetite to take market and credit risk where it arises from profit-generating insurance activities, to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position. We also have some appetite for retaining insurance risks in areas where we believe we have expertise and operational controls, and where we judge it to create more value to retain rather than transfer the risk. The extent of insurance risk that we are willing to hold is conditional on a balanced portfolio of income to shareholders and compatibility with a robust solvency position.

We have no appetite for material losses (direct or indirect) suffered as a result of failing to develop, implement or monitor appropriate controls to manage operational risks. Similarly, we have no appetite for liquidity risk, ie for any business to have insufficient resources to cover its outgoing cash flows, or for the Group as a whole to not meet cash flow requirements from its debt obligations under any plausible scenario.

Group limits operate within these expressions of risk appetite to constrain material risks, while triggers and indicators provide further constraint and ensure escalation. The Group Chief Risk Officer determines the action to be taken upon all breaches of Group limits which may include escalation to the Group Risk Committee or Board. Any decision on action taken by the Group Chief Risk Officer is reviewed at the subsequent Group Risk Committee meeting.

Earnings volatility:
The objectives of the aggregate risk limits seek to ensure that:
●                    The volatility of earnings is consistent with the expectations of stakeholders;
●                    The Group has adequate earnings (and cash flows) to service debt, expected dividends and to withstand unexpected shocks; and
●                    Earnings (and cash flows) are managed properly across geographies and are consistent with funding strategies.
The two measures used to monitor the volatility of earnings are IFRS operating profit and EEV operating profit, although IFRS and EEV total profits are also considered.

Liquidity:
The objective is to ensure that the Group is able to generate sufficient cash resources to meet financial obligations as they fall due in business as usual and stressed scenarios. Risk appetite with respect to liquidity risk is measured using a Liquidity Coverage Ratio which considers the sources of liquidity against liquidity requirements under stress scenarios.

Capital requirements:
The limits aim to ensure that:
●                    The Group meets its internal economic capital requirements;
●                    The Group achieves its desired target rating to meet its business objectives; and
●                    Supervisory intervention is avoided.

The two measures used at the Group level are Solvency II capital requirements and internal economic capital (ECap) requirements. In addition, capital requirements are monitored on local statutory bases.

The Group Risk Committee is responsible for reviewing the risks inherent in the Group's business plan and for providing the Board with input on the risk/reward trade-offs implicit therein. This review is supported by the Group Risk function, which uses submissions from our local business units to calculate the Group's aggregated position (allowing for diversification effects between local business units) relative to the aggregate risk limits.

iv.    Risk policies
These set out the specific requirements which cover the fundamental principles for risk management within the Group Risk Framework. Policies are designed to give some flexibility so that business users can determine how best to comply with policies based on their local expertise.

There are core risk policies for credit, market, insurance, liquidity and operational risks and a number of internal control policies covering internal model risk, underwriting, dealing controls and tax risk management. They form part of the Group Governance Manual, which was developed to make a key contribution to the sound system of internal control that we maintain in line with the UK Corporate Governance Code and the Hong Kong Code on Corporate Governance Practices. Group Head Office and business units must confirm on an annual basis that they have implemented the necessary controls to evidence compliance with the Group Governance Manual.

v.     Risk standards
The Group-wide Operating Standards provide supporting detail to the higher level risk policies. In many cases they define the minimum requirements for compliance with Solvency II regulations which in some areas are highly prescriptive. The standards are more detailed than policies.

b.     Our risk culture
Culture is a strategic priority of the Board who recognise the importance of good culture in the way that we do business. Risk culture is a subset of broader organisational culture, which shapes the organisation-wide values that we use to prioritise risk management behaviours and practices.

An evaluation of risk culture forms part of the Group Risk Framework and in particular seeks to identify evidence that:
●                    Senior management in business units articulate the need for good risk management as a way to realise long-term value and continuously support this through their actions;
●                    Employees understand and care about their role in managing risk - they are aware of and discuss risk openly as part of the way they perform their role; and
●                    Employees invite open discussion on the approach to the management of risk.

During 2017 a risk culture assessment was performed across the Group. The assessment allowed us to compare the Group's risk culture against best practice behaviours, identify any areas which need improvement and provide high-level industry benchmarking and peer comparison. The Group Risk Committee also has a key role in providing advice to the Remuneration Committee on risk management considerations to be applied in respect of executive remuneration.

Our Code of Conduct and our Group Governance Manual include a series of guiding principles that govern the day-to-day conduct of all our people and any organisations acting on our behalf. This is supported by specific risk policies which require that we act in a responsible manner. This includes, but is not limited to, policies on anti-money laundering, financial crime and anti-bribery and corruption. Our Group outsourcing and third-party supply policy ensures that human rights and modern slavery considerations are embedded within all of our supplier and supply chain arrangements. We also have embedded procedures to allow individuals to speak out safely and anonymously against unethical behaviour and conduct.

c.     The risk management cycle
The risk management cycle comprises processes to identify, measure and assess, manage and control, and monitor and report on our risks.

i.      Risk identification
Group-wide risk identification takes place throughout the year and includes processes such as our Own Risk and Solvency Assessment (ORSA) and the horizon-scanning performed as part of our emerging risk management process.

On an annual basis, a top-down identification of the Group's key risks is performed, which considers those risks that have the greatest potential to impact the Group's operating results and financial condition. A bottom-up process of risk identification is performed by the business units who identify, assess and document risks, with appropriate coordination and challenge from the risk functions.

The Group ORSA report pulls together the analysis performed by a number of risk and capital management processes, which are embedded across the Group, and provides quantitative and qualitative assessments of the Group's risk profile, risk management and solvency needs on a forward-looking basis. The scope of the report covers the full known risk universe of the Group.

In accordance with provision C.2.1 of the UK Code, the Directors perform a robust assessment of the principal risks facing the Company through the Group-wide risk identification process, Group ORSA report, and the risk assessments done as part of the business planning review, including how they are managed and mitigated.

Reverse stress testing, which requires us to ascertain the point of business model failure, is another tool that helps us to identify the key risks and scenarios that may have a material impact on the Group.

Our emerging risk management process identifies potentially material risks which have a high degree of uncertainty around timing, magnitude and propensity to evolve. In 2017 we enhanced our Emerging Risk Framework to bring it closer to the Group's risk management activity. This included a redefinition of the relationship between emerging and emerged risks, enabling a consistent framework for evaluating and escalating sufficiently developed emerging risks for risk management activity. The Group holds emerging risk sessions over the year to identify emerging risks which includes input from local subject matter and industry experts. We maintain contacts with thought leaders and peers to benchmark and refine our process.

The risk profile is a key output from the risk identification and risk measurement processes, and is used as a basis for setting Group-wide limits, management information, assessment of solvency needs, and determining appropriate stress and scenario testing. The risk identification processes support the creation of our annual set of key risks, which are then given enhanced management and reporting focus.

ii.     Risk measurement and assessment
All identified risks are assessed based on an appropriate methodology for that risk. All quantifiable risks which are material and mitigated by holding capital are modelled in the Group's internal model, which is used to determine capital requirements under Solvency II and our own economic capital basis. Governance arrangements are in place to support the internal model, including independent validation and process and controls around model changes and limitations.

iii.    Risk management and control
The control procedures and systems established within the Group are designed to manage the risk of failing to meet business objectives reasonably and are detailed in the Group risk policies. This can only provide reasonable and not absolute assurance against material misstatement or loss. They focus on aligning the levels of risk-taking with the achievement of business objectives.

The management and control of risks are set out in the Group risk policies, and form part of the holistic risk management approach under the Group's ORSA. These risk policies define:
●                    The Group's risk appetite in respect of material risks, and the framework under which the Group's exposure to those risks is limited;
●                    The processes to enable Group senior management to effect the measurement and management of the Group material risk profile in a consistent and coherent way; and
●                    The flows of management information required to support the measurement and management of the Group material risk profile and to meet the needs of external stakeholders.
The methods and risk management tools we employ to mitigate each of our major categories of risks are detailed in section 4 below.

iv.    Risk monitoring and reporting
The identification of the Group's key risks informs the management information received by the Group risk committees and the Board. Risk reporting of key exposures against appetite is also included, as well as ongoing developments in other key and emerging risks.

3.     Summary risks

The components of our business model give rise to risks of varying nature across the Group which can broadly be categorised as those which arise as a result of our business operations; those risks arising from our investments; those which arise from the nature of our products; and those broad risks which apply to us because of the global environment in which we operate. These risks, where they materialise, may have a financial impact on the Group, and could also impact on the performance of our products or the services we provide our customers and distributors, which gives rise to potential risks to our brand, reputation and have conduct risk implications. These risks are summarised below. We have indicated whether these risks are considered material at the level of the Group or our business units. Our disclosures covering risk factors can be found at the end of this document.

'Macro' - risks

Some of the risks that we are exposed to are necessarily broad given the external influences which may impact on the Group. These risks include:

●     Global economic conditions. Changes in global economic conditions can impact us directly; for example by leading to poor returns on our investments and increasing the cost of promises (guarantees) we have made to our customers. Our fund investment performance may also be impacted, which is a fundamental part of our business in providing appropriate returns for our customers and shareholders. Changes in economic conditions can also have an indirect impact on us; for example economic pressures could lead to decreased savings, reducing the propensity for people to buy our products. Global economic conditions may also impact on regulatory risk for the Group by changing prevailing political attitudes towards regulation. We consider this to be a risk which is material at the level of the Group.

●     Geopolitical risk. The geopolitical environment has produced varying levels of volatility in recent years as seen by political developments in the UK, the US and the Eurozone. Uncertainty in these regions, combined with conflict in the Middle East and elevated tensions in east Asia and the Korean peninsula underline that geopolitical risks are truly global and their potential impacts are wide-ranging; for example through increased regulatory and operational risks. The geopolitical and economic environments are increasingly closely linked, and changes in the political arena may have direct or indirect impacts on our Group.

●     Digital disruption. The emergence of advanced technologies such as artificial intelligence and block chain is providing an impetus for companies to rethink their existing operating models and how they interact with their customers. We consider digital disruption from both an external and internal view. The external view considers the rise of new technologies and how this may impact on our industry and our competitiveness within it, while the internal view considers the risks associated with our own internal developments in meeting digital change challenges and opportunities. While we are embracing such opportunities, we are also closely monitoring any risks which arise.

Risks from our investments	Risks from our products	Risks from our business operations

Credit risk
Is the potential for reduced value of our investments due to the uncertainty around investment returns arising from the potential for defaults of our investment counterparties. Invested credit risk arises from our asset portfolio. We increase sector focus where necessary.

The assets backing the M&G Prudential and Jackson annuity businesses means credit risk is considered a material risk for these business units in particular.

Market risk
Is the potential for reduced value of our investments resulting from the volatility of asset prices as driven by fluctuations in equity prices, interest rates, foreign exchange rates and property prices. Certain market risks are considered more material for specific business units.

In our Asia business, our main market risks arise from the value of fees from our fee-earning products. In the US, Jackson's fixed and variable annuity books are exposed to a variety of market risks due to the assets backing these policies.

In the UK, exposure arises from the valuation of the proportion of the with-profits fund's future profits which is transferred to the shareholders (future transfers), which is dependent on equity, property and bond values.
M&G Prudential invests in a broad range of asset classes and its income is subject to the price volatility of global financial and currency markets.

Liquidity risk
Is the risk of not having sufficient liquid assets to meet our obligations as they fall due, and incorporates the risk arising from funds composed of illiquid assets. It results from a mismatch between the liquidity profile of assets and liabilities. We consider this a risk which is material at the level of the Group.

Insurance risks
The nature of the products offered by the Group exposes it to insurance risks, which we consider to form a significant part of our overall Group risk profile.

The insurance risks that we are exposed to by virtue of our products include longevity risk (policyholders living longer than expected); mortality risk (policyholders with life protection dying); morbidity risk (policyholders with health protection becoming ill) and persistency risk (customers lapsing their policies, and a type of policyholder behaviour risk).

From our health protection products, increases in the costs of claims (including the level of medical expenses) increasing over and above price inflation (claim inflation) is another risk.

The processes that determine the price of our products and reporting the results of our long-term business operations require us to make a number of assumptions. Where experience deviates from these assumptions our profitability may be impacted.

Across our business units, some insurance risks are more material than others.

Persistency and morbidity risks are among the most material insurance risks for our Asia business given our focus on health protection products in the region.

For M&G Prudential the most material insurance risk is longevity risk driven by legacy annuity business.

At Jackson, the most material insurance risk is policyholder behaviour risk, including persistency. This impacts the profitability of the variable annuity business and influenced by market performance and the value of policy guarantees.

Operational risks
The complexity of our Group and activities means we face a challenging operating environment. This results from the high volume of transactions we process; product and investment portfolios; our people, processes and IT systems; and the extensive regulations under which we operate.

We also face operational risks through business transformation; introducing new products; new technologies; engaging in third party relationships; and entering into new markets and geographies. Implementing our business strategy requires interconnected change initiatives across the Group. The pace of change further adds to the complexity of our operational risk profile.

Without an effective operational risk framework, such risks could cause significant disruption our systems and operations, resulting in financial loss and/or reputational damage. We consider operational risk to be material at the level of the Group.
Information security risk is a significant consideration within operational risk, including both the continuously evolving risk of malicious attack on our systems as well as risks relating to data security and integrity and network disruption. The size of Prudential's IT infrastructure and network, our move toward digitalisation and the increasing number of high profile cyber security incidents across industries means that this risk will continue to be an area of high focus and is one considered to be material to the Group.

Regulatory risk
We also operate under the ever-evolving requirements set out by diverse regulatory and legal and tax regimes, as well as utilising a significant number of third parties to distribute products and to support business operations; all of which adds to the complexity of our operations.

The number of regulatory changes under way across Asia, in particular those focusing on consumer protection means that regulatory change in the region is considered a key risk.

Both Jackson and M&G Prudential operate in highly regulated markets. Regulatory reforms can have a material impact on our businesses, and regulatory focus continues to be high.

4.     Further risk information

In reading the sections below, it is useful to understand that there are some risks that our policyholders assume by virtue of the nature of their products, and some risks that the Company and its shareholders assume. Examples of the latter include those risks arising from assets held directly by and for the Company or the risk that policyholder funds are exhausted. This report is focused mainly on risks to the shareholder, but will include those which arise indirectly through our policyholder exposures.

4.1       Risks from our investments

a.     Market risk
The main drivers of market risk in the Group are:
●      Investment risk (including equity and property risk);
●      Interest rate risk; and
●      Given the geographical diversity of our business, foreign exchange risk.

With respect to investment risk, equity and property risk arises from our holdings of equity and property investments, the prices of which can change depending on market conditions.

The valuation of our assets (particularly the bonds that we invest in) and liabilities are also dependent on market interest rates and exposes us to the risk of those moving in a way that is detrimental for us.

Given our global business, we earn our profits and have assets and liabilities in various currencies. The translation of those into our reporting currency exposes us to movements in foreign exchange rates.

Our main investment risk exposure arises from the portion of the profits from the M&G Prudential with-profits fund to which we are entitled to receive; the value of the future fees from our fee-earning products in our Asia business; and from the asset returns backing Jackson's variable annuities business.

Our interest rate risk is driven in the UK business by our need to match the duration of our assets and liabilities; from the guarantees of some non unit-linked investment products in Asia; and the cost of guarantees in Jackson's fixed, fixed index and variable annuity business.
The methods that we use to manage and mitigate our market risks include the following:
●      Our market risk policy;
●      Risk appetite statements, limits and triggers that we have in place;
●      The monitoring and oversight of market risks through the regular reporting of management information;
●      Our asset and liability management programmes;
●      Use of derivative programmes, including, for example, interest rate swaps, options and hybrid options for interest rate risk;
●      Regular deep dive assessments; and
●      Use of currency hedging.

Investment risk
In the UK business, our main investment risk arises from the assets held in the with-profits funds. Although this is mainly held by our policyholders, a proportion of the funds' declared bonuses and policyholder net investment gains is shared with shareholders and so our investment exposure relates to the future performance of that proportion (future transfers).

This investment risk is driven mainly by equities in the funds, although there is some risk associated with other investments such as property and bonds. Some hedging to protect against a reduction in the value of these future transfers against falls in equity prices is performed outside the funds using derivatives. The with-profits funds' large Solvency II own funds - estimated at £9.6 billion as at 31 December 2017 (31 December 2016: £8.4 billion) - helps to protect against market fluctuations and helps the funds to maintain appropriate solvency levels. The with-profits funds' Solvency II own funds are protected partially against falls in equity markets through an active hedging programme within the fund.

In Asia, our shareholder exposure to equity price movements results from unit-linked products, where our fee income is linked to the market value of the funds under management. Further exposure arises from with-profits businesses where bonuses declared are based broadly on historical and current rates of return from our investment portfolios which include equities.

In Jackson, investment risk arises from the assets backing customer policies. In the case of spread-based business, including fixed annuities, these assets are generally bonds, and shareholder exposure comes from the minimum returns needed to meet the guaranteed rates that we offer to policyholders. For our variable annuity business, these assets include both equities and bonds. In this case, the main risk to the shareholder comes from the guaranteed benefits that can be included as part of these products. Our exposure to this is reduced by using a derivative hedging programme, as well as through the use of reinsurance to pass on the risk to third-party reinsurers.

Interest rate risk
While long-term interest rates in advanced economies have increased broadly since mid-2016 and indications are for further gradual tightening of monetary policy and the start of balance sheet normalisation by central banks, they remain close to historical lows. Some products that we offer are sensitive to movements in interest rates. We have already taken a number of actions to reduce the risk to the in-force business, as well as re-pricing and restructuring new business offerings in response to these historically low interest rates. Nevertheless, we still retain some sensitivity to interest rate movements.

Interest rate risk arises in M&G Prudential's insurance business from the need to match cash payments to meet annuity obligations with the cash we receive from our investments. To minimise the impact on our profit, we aim to match the duration (a measure of interest rate sensitivity) of assets and liabilities as closely as possible and the position is monitored regularly. Under the Solvency II regulatory regime, additional interest rate risk results from the way the balance sheet is constructed, such as the requirement for us to include a risk margin. The UK business assesses on a continual basis the need for any derivatives in managing its interest rate sensitivity. The with-profits business is exposed to interest rate risk because of underlying guarantees in some of its products. Such risk is borne largely by the with-profits fund itself but shareholder support may be required in extreme circumstances where the fund has insufficient resources to support the risk.

In Asia, our exposure to interest rate risk arises from the guarantees of some non unit-linked investment products. This exposure exists because it may not be possible to hold assets which will provide cash payments to us which match exactly those payments we in turn need to make to policyholders - this is known as an asset and liability mismatch and although it is small and managed appropriately, it cannot be eliminated.

Jackson is exposed to interest rate risk in its fixed, fixed index and variable annuity books. Movements in interest rates can impact on the cost of guarantees in these products; in particular the cost of guarantees to us may increase when interest rates fall. We monitor the level of sales of variable annuity products with guaranteed living benefits actively, and together with the risk limits we have in place this helps us to ensure that we are comfortable with the interest rate and market risks we incur as a result. The Jackson hedging programme includes hybrid derivatives to provide some protection from a combined fall in interest rates and equity markets since Jackson is exposed to the combination of these market movements.

Foreign exchange risk
The geographical diversity of our businesses means that we have some exposure to the risk of exchange rate fluctuations. Our operations in the US and Asia, which represent a large proportion of our operating profit and shareholders' funds, generally write policies and invest in assets in local currencies. Although this limits the effect of exchange rate movements on local operating results, it can lead to fluctuations in our Group financial statements when results are reported in UK sterling.

We retain revenues locally to support the growth of our business and capital is held in the local currency of the business to meet local regulatory and market requirements. We accept the foreign exchange risk this can produce when reporting our Group balance sheet and income statement. In cases where a surplus arises in an overseas operation which is to be used to support Group capital, or where a significant cash payment is due from an overseas subsidiary to the Group, this foreign exchange exposure is hedged where we believe it is favourable economically to do so. Generally, we do not have appetite for significant direct shareholder exposure to foreign exchange risks in currencies outside of the countries in which we operate, but we do have some appetite for this on fee income and on non-sterling investments within the with-profits fund. Where foreign exchange risk arises outside our appetite, currency borrowings, swaps and other derivatives are used to manage our exposure.

b.     Credit risk
We invest in bonds that provide a regular, fixed amount of interest income (fixed income assets) in order to match the payments we need to make to policyholders. We also enter into reinsurance and derivative contracts with third parties to mitigate various types of risk, as well as holding cash deposits at certain banks. As a result, we are exposed to credit risk and counterparty risk across our business.

Credit risk is the potential for reduction in the value of our investments which results from the perceived level of risk of an investment issuer being unable to meet its obligations (defaulting). Counterparty risk is a type of credit risk and relates to the risk that the counterparty to any contract we enter into being unable to meet their obligations causing us to suffer loss.

We use a number of risk management tools to manage and mitigate this credit risk, including the following:
●      Our credit risk policy;
●      Risk appetite statements and limits that we have defined on issuers, and counterparties;
●      Collateral arrangements we have in place for derivative, secured lending reverse repo and reinsurance transactions;
●      The Group Credit Risk Committee's oversight of credit and counterparty credit risk and sector and/or name-specific reviews. In 2017 it has conducted sector reviews in the Asia sovereign sector, the UK banking sector, the US retail property sector, and continues to review the developments around central clearing;
●      Regular deep dive assessments; and
●      Close monitoring or restrictions on investments that may be of concern.

Debt and loan portfolio
Our UK business is exposed mainly to credit risk on fixed income assets in the shareholder-backed portfolio. At 31 December 2017, this portfolio contained fixed income assets worth £35.3 billion. Credit risk arising from a further £57.4 billion of fixed income assets is borne largely by the with-profits fund, to which the shareholder is not exposed directly although under extreme circumstances shareholder support may be required if the fund is unable to meet payments as they fall due.

Credit risk also arises from the debt portfolio in our Asia business, the value of which was £41.0 billion at 31 December 2017. The majority (68 per cent) of the portfolio is in unit-linked and with-profits funds and so exposure of the shareholder to this component is minimal. The remaining 32 per cent of the debt portfolio is held to back the shareholder business.

Credit risk also arises in the general account of the Jackson business, where £35.4 billion of fixed income assets are held to support shareholder liabilities including those from our fixed annuities, fixed index annuities and life insurance products.

The shareholder-owned debt and loan portfolio of the Group's other operations was £2.3 billion as at 31 December 2017.

Further details of the composition and quality of our debt portfolio, and exposure to loans, can be found in the IFRS financial statements.

Group sovereign debt
We also invest in bonds issued by national governments. This sovereign debt represented 19 per cent or £16.5 billion of the shareholder debt portfolio as at 31 December 2017 (31 December 2016: 19 per cent or £17.1 billion). 5 per cent of this was rated AAA and 90 per cent was considered investment grade (31 December 2016: 92 per cent investment grade).

The particular risks associated with holding sovereign debt are detailed further in our disclosures on risk factors.

The exposures held by the shareholder-backed business and with-profits funds in sovereign debt securities at 31 December 2017 are given in Note C3.2(f) of the Group's IFRS financial statements.

Bank debt exposure and counterparty credit risk
Our exposure to banks is a key part of our core investment business, as well as being important for the hedging and other activities we undertake to manage our various financial risks. Given the importance of our relationship with our banks, exposure to the sector is considered a material risk for the Group with an appropriate level of management information provided to the Group's risk committees and the Board.

The exposures held by the shareholder-backed business and with-profits funds in bank debt securities at 31 December 2017 are given in Note C3.2(f) of the Group's IFRS financial statements.

Our exposure to derivative counterparty and reinsurance counterparty credit risk is managed using an array of risk management tools, including a comprehensive system of limits.

Where appropriate, we reduce our exposure, buy credit protection or use additional collateral arrangements to manage our levels of counterparty credit risk.

At 31 December 2017, shareholder exposures by rating1 and sector are shown below:
●      95 per cent of the shareholder portfolio is investment grade rated. In particular, 69 per cent of the portfolio is rated A and above; and
●      The Group's shareholder portfolio is well diversified: no individual sector makes up more than 10 per cent of the total portfolio (excluding the financial and sovereign sectors).

c.     Liquidity risk
Our liquidity risk arises from the need to have sufficient liquid assets to meet policyholder and third-party payments as they fall due. This incorporates the risk arising from funds composed of illiquid assets and results from a mismatch between the liquidity profile of assets and liabilities. Liquidity risk may impact on market conditions and valuation of assets in a more uncertain way than for other risks like interest rate or credit risk. It may arise, for example, where external capital is unavailable at sustainable cost, increased liquid assets are required to be held as collateral under derivative transactions or redemption requests are made against Prudential external funds.

We have significant internal sources of liquidity, which are sufficient to meet all of our expected cash requirements for at least 12 months from the date the financial statements are approved, without having to resort to external sources of funding. In total, the Group has £2.6 billion of undrawn committed facilities that we can make use of, expiring in 2022. We have access to further liquidity by way of the debt capital markets, and also have in place an extensive commercial paper programme and have maintained a consistent presence as an issuer in this market for the last decade.

Liquidity uses and sources are assessed at a Group and business unit level under both base case and stressed assumptions. We calculate a Liquidity Coverage Ratio (LCR) under stress scenarios as one measure of our liquidity risk, and this ratio and the liquidity resources available to us are monitored regularly and are assessed to be sufficient.

Our risk management and mitigation of liquidity risk include:
●      Our liquidity risk policy;
●      The risk appetite statements, limits and triggers that we have in place;
●      The monitoring of liquidity risk we perform through regular management information to committees and the Board;
●      Our Liquidity Risk Management Plan, which includes details of the Group Liquidity Risk Framework as well as gap analysis of our liquidity risks and the adequacy of our available liquidity resources under normal and stressed conditions;
●      Regular stress testing;
●      Our established contingency plans and identified sources of liquidity;
●      Our ability to access the money and debt capital markets;
●      Regular deep dive assessments; and
●      The access we have to external sources of finance through committed credit facilities.

4.2       Risks from our products

a.     Insurance risk
Insurance risk makes up a significant proportion of our overall risk exposure. The profitability of our businesses depends on a mix of factors including levels of, and trends in, mortality (policyholders dying), morbidity (policyholders becoming ill) and policyholder behaviour (variability in how customers interact with their policies, including utilisation of withdrawals, take-up of options and guarantees and persistency, ie lapsing of policies), and increases in the costs of claims, including the level of medical expenses increases over and above price inflation (claim inflation).

The principal drivers of the Group's insurance risks are persistency and morbidity risk in the Asia business; longevity risk in the UK legacy business of M&G Prudential; and policyholder behaviour risks in Jackson.

We manage and mitigate our insurance risk using the following:
●      Our insurance and underwriting risk policies;
●      The risk appetite statements, limits and triggers we have in place;
●      Using longevity, morbidity and persistency assumptions that reflect recent experience and expectation of future trends, and industry data and expert judgement where appropriate;
●      Using reinsurance to mitigate longevity and morbidity risks;
●      Ensuring appropriate medical underwriting when policies are issued and appropriate claims management practices when claims are received in order to mitigate morbidity risk;
●      Maintaining the quality of our sales processes and using initiatives to increase customer retention in order to mitigate persistency risk;
●      Using product re-pricing and other claims management initiatives in order to mitigate medical expense inflation risk; and
●      Regular deep dive assessments.

Longevity risk is an important element of our insurance risks for which we need to hold a large amount of capital under Solvency II regulations. Longevity reinsurance is a key tool for us in managing our risk. The enhanced pensions freedoms introduced in the UK during 2015 reduced the demand for retail annuities greatly and further liberalisation is anticipated. Although we have withdrawn from selling new annuity business, given our significant annuity portfolio the assumptions we make about future rates of improvement in mortality rates remain key to the measurement of our insurance liabilities and to our assessment of any reinsurance transactions.

We continue to conduct research into longevity risk using both experience from our annuity portfolio and industry data. Although the general consensus in recent years is that people are living longer, there is considerable volatility in year-on-year longevity experience, which is why we need expert judgement in setting our longevity basis.

Our morbidity risk is mitigated by appropriate underwriting when policies are issued and claims are received. Our morbidity assumptions reflect our recent experience and expectation of future trends for each relevant line of business.

In Asia, we write significant volumes of health protection business, and so a key assumption for us is the rate of medical inflation, which is often in excess of general price inflation. There is a risk that the expenses of medical treatment increase more than we expect, so the medical claim cost passed on to us is higher than anticipated. Medical expense inflation risk is best mitigated by retaining the right to re-price our products each year and by having suitable overall claim limits within our policies, either limits per type of claim or in total across a policy.

Our persistency assumptions reflect similarly a combination of recent past experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. Any expected change in future persistency is also reflected in the assumption. Persistency risk is mitigated by appropriate training and sales processes and managed locally post-sale through regular experience monitoring and the identification of common characteristics of business with high lapse rates. Where appropriate, we make allowance for the relationship (either assumed or observed historically) between persistency and investment returns and account for the resulting additional risk. Modelling this dynamic policyholder behaviour is particularly important when assessing the likely take-up rate of options embedded within certain products. The effect of persistency on our financial results can vary but depends mostly on the value of the product features and market conditions.

4.3       Risks from our business operations

a.     Non-financial risks
In the course of doing business, the Group is exposed to non-financial risks arising from our operations, the business environment and our strategy. Our main risks across these areas are detailed below.

We define operational risk as the risk of loss (or unintended gain or profit) arising from inadequate or failed internal processes, personnel or systems, or from external events. This includes employee error, model error, system failures, fraud or some other event which disrupts business processes. Processes are established for activities across the scope of our business, including operational activity, regulatory compliance, and those supporting environmental, social and governance (ESG) activities among others, any of which can expose us to operational risks.

We process a large volume of complex transactions across a number of diverse products, and are subject to a high number of varying legal, regulatory and tax regimes. We also have a number of important third-party relationships that provide the distribution and processing of our products, both as market counterparties and as outsourcing partners. M&G Prudential outsources several operations, including a significant part of its back office, customer-facing functions and a number of IT functions. These third party arrangements help us to provide a high level and cost-effective service to our customers, but they also make us reliant on the operational performance of our outsourcing partners.

The performance of our core business activities places reliance on the IT infrastructure that supports day-to-day transaction processing. Our IT environment must also be secure and we address an increasing cyber risk threat as our digital footprint increases - see separate Cyber risk section below. The risk that our IT infrastructure does not meet these requirements is a key area of focus for us, particularly the risk that legacy infrastructure supporting core activities/processes affects business continuity or impacts on business growth.

Operational challenges also exist in keeping pace with regulatory changes. This requires implementing processes to ensure we are, and remain, compliant on an ongoing basis, including regular monitoring and reporting. The high rate of global regulatory change, in an already complex regulatory landscape, increases the risk of non-compliance due to a failure to identify, interpret correctly, implement and/or monitor regulatory compliance. See Global regulatory and political risk section below. Legislative developments over recent years, together with enhanced regulatory oversight and increased capability to issue sanctions, have resulted in a complex regulatory environment that may lead to breaches of varying magnitude if the Group's business-as-usual operations are not compliant. As well as prudential regulation, we focus on conduct regulation, including those related to sales practice and anti-money laundering, bribery and corruption. We have a particular focus on regulations related to the latter in newer/emerging markets.

The business environment we operate in has become increasingly complex over the years. The political, environmental, societal, legal and economic landscape is highly dynamic and uncertain. Changes and developments on the horizon may result in emerging risks to us which are monitored under our Emerging Risk Framework.

The Group maintains active engagement with our shareholders, governments, policymakers and regulators in our key markets, as well as with international institutions. This introduces expectations for the Group to act and respond to environmental, social and governance (ESG) matters in a certain manner. The perception that our key stakeholders have of us and our businesses is crucial in forming and maintaining a robust brand and reputation. As such, the Group's operational risk framework explicitly incorporates ESG as a component of our social and environmental responsibility, brand management and external communications within our framework. This is further strengthened by factoring considerations for reputational impacts when the materiality of operational risks are assessed.

The climate risk landscape continues to evolve and is moving up the agenda of many regulators, governments, non-governmental organisations and investors. Examples of this include the US Department of Labor's decision to change its guidance to pension fund fiduciaries to allow them to factor ESG issues into investment decisions; Hong Kong Stock Exchange listing rules requiring listed companies to provide a high-level discussion of ESG approaches and activities in external disclosures, and the Financial Stability Board (FSB's) Task Force for Climate-related Financial Disclosures.

The increased regulatory focus on environmental issues not only reflects existing commitments, for example in the UK under the 2008 Climate Change Act, but also a heightened societal awareness of climate change as a pressing global concern. Regulatory and stakeholder interest in environmental matters is expected to increase as climate change moves higher up governmental agendas. This increase in focus creates a number of potential near term risks. These include:
●      Investment risk in the form of 'transition risk'. This is the risk that an abrupt, unexpected tightening of carbon emission policies lead to a disorderly re-pricing of carbon-intensive assets;
●      Liability risk, if the Group is unable to demonstrate sufficiently that we have acted to mitigate our exposure to climate change risk; and
●      Reputational risks, where the Group's actions could affect external perceptions of our brand and corporate citizenship.

The Group has established a Group-wide Responsible Investment Advisory Committee with designated responsibility to oversee Prudential's responsible investment activities as both asset owners and asset managers.

Physical impacts of climate change could also arise, driven by specific climate-related events such as natural disasters. These impacts are mitigated through our crisis management and disaster recovery plans.

Strategic risk requires a forward-looking approach to risk management. A key part of our approach are the risk assessments performed as part of the Group's annual strategic planning process, which supports the identification of potential future threats and the initiatives needed to address them, as well as competitive opportunities. We also assess the impact on the Group's businesses and our risk profile to ensure that strategic initiatives are within the Group's overall risk appetite.

Implementation of the Group's strategy and the need to comply with emerging regulation has resulted in a significant portfolio of transformation and change initiatives, which may further increase in the future. In particular the intention to demerge the UK and Europe business from the rest of the Group will result in a substantial change programme which will need to be managed at the same time that other material transformation programmes are being delivered. The scale and the complexity of the transformation programmes could impact business operations and customers, and has the potential for reputational damage if these programmes fail to deliver their objectives. Implementing further strategic initiatives may amplify these risks.

Other significant change initiatives are occurring across the Group. The volume, scale and complexity of these programmes increases the likelihood and potential impact of risks associated with:
●      Dependencies between multiple projects;
●      The organisational ability to absorb change being exceeded;
●      Unrealised business objectives/benefits; and
●      Failures in project design and execution.

The risks detailed above form key elements of the Group's operational risk profile. In order to effectively identify, assess, manage, control and report on all operational risks across the business, a Group-wide operational risk framework is in place. The key components of the framework are:

●      Application of a risk and control assessment (RCA) process, where operational risk exposures are identified and assessed as part of a periodical cycle. The RCA process takes into account a range of internal and external factors, including an assessment of the control environment, to determine the business's most significant risk exposures on a prospective basis;
●      An internal incident capture process, which identifies, quantifies and monitors remediation conducted through application of action plans for risk events that have occurred across the business;
●      A scenario analysis process for the quantification of extreme, yet plausible manifestations of key operational risks across the business on a forward looking basis. This is carried out at least annually and supports external and internal capital requirements as well as informing risk activity across the business; and
●      An operational risk appetite framework that articulates the level of operational risk exposure the business is willing to tolerate and sets out escalation processes for breaches of appetite.

Outputs from these processes and activities performed individual business units are monitored by the Group Risk function, who provide an aggregated view of risk profile across the business to the Group Risk Committee and Board.

These core framework components are embedded across the Group via the Group Operational Risk Policy and Standards documents, which sets out the key principles and minimum standards for the management of operational risk across the Group.

The Group operational risk policy, standards and operational risk appetite framework sit alongside other risk policies and standards that individually engage with key operational risks, including outsourcing and third-party supply, business continuity, technology and data, and operations processes.

These policies and standards include subject matter expert-led processes that are designed to identify, assess, manage and control operational risks, including the application of:
●      A transformation risk framework that assesses, manages and reports on the end-to-end transformation lifecycle, project prioritisation and the risks, interdependencies and possible conflicts arising from a large portfolio of transformation activities;
●      Internal and external review of cyber security capability;
●      Regular updating and testing of elements of disaster-recovery plans and the Critical Incident Procedure process;
●      Group and business unit-level compliance oversight and testing in respect of adherence with in-force regulations;
●      Regulatory change teams in place assist the business in proactively adapting and complying with regulatory developments;
●      A framework in place for emerging risk identification and analysis in order to capture, monitor and allow us to prepare for operational risks that may crystallise beyond the short-term horizon;
●      Corporate insurance programmes to limit the financial impact of operational risks; and
●      Reviews of key operational risks and challenges within Group and business unit business plans.

These activities are fundamental in maintaining an effective system of internal control, and as such outputs from these also inform core RCA, incident capture and scenario analysis processes and reporting on operational risk. Furthermore, they also ensure that operational risk considerations are embedded in key business decision-making, including material business approvals and in setting and challenging the Group's strategy.

b.     Global regulatory and political risk
Our risk management and mitigation of regulatory and political risk includes the following:
●      Risk Assessment of the Business Plan which includes consideration of current strategies;
●      Close monitoring and assessment of our business environment and strategic risks;
●      The consideration of risk themes in strategic decisions; and
●      Ongoing engagement with national regulators, government policy teams and international standard setters.

Recent shifts in the focus of some governments toward more protectionist or restrictive economic and trade policies could impact on the degree and nature of regulatory changes and Prudential's competitive position in some geographic markets. This could take effect, for example, through increased friction in cross-border trade, capital controls or measures favouring local enterprises such as changes to the maximum level of non-domestic ownership by foreign companies. We continue to monitor these developments at a national and global level and these considerations form part of our ongoing engagement with government policy teams and regulators.

On 29 March 2017 the UK submitted formal notification of its intention to withdraw from the EU. In December 2017, agreement was reached between the UK and EU to progress negotiations onto transitional arrangements and the future trading relationship. The outcome of negotiations remains highly uncertain. If no formal withdrawal agreement is reached then it is expected the UK's membership of the EU will terminate automatically two years after the submission of the notification.

The ongoing uncertainty during the remainder of the negotiation period and the potential for a disorderly exit from the EU by the UK without a negotiated agreement may increase volatility in the markets where we operate, creating the potential for a general downturn in economic activity and for falls in interest rates in some jurisdictions due to easing of monetary policy and investor sentiment.

As a Group, our diversification by geography, currency, product and distribution should reduce some of the potential impact. We have UK-domiciled operations including M&G Prudential, and due to the geographical location of both its businesses and its customers, its insurance and the fund management operations have most potential to be affected by the UK's exit. The extent of the impact will depend in part on the nature of the arrangements that are put in place between the UK and the EU. Contingency plans were developed ahead of the referendum by business units and operations that may be impacted immediately by a vote to withdraw the UK from the EU, and these plans have been enacted since the referendum result. We have since also undertaken significant work to ensure that our business, and in particular our customer base, is not unduly affected by the decision of the UK to exit from the EU.

The UK's decision to leave the EU has introduced uncertainty to the extent of future applicability of the Solvency II regime in the UK. In October 2017, the Treasury Committee published its report on the Solvency II Directive and the UK Insurance Industry, which highlighted the need for a strategy, post-UK exit, to foster innovation, competition and competitiveness for the benefit of UK consumers. In late 2016 the European Commission began a review of some aspects of the Solvency II legislation, with a particular focus on the Solvency Capital Requirement calculated using the standard formula, which is expected to run until 2021.

National and regional efforts to curb systemic risk and promote financial stability are also underway in certain jurisdictions in which Prudential operates, including the Dodd-Frank Wall Street Reform and Consumer Protection Act in the US, the work of the Financial Stability Board (FSB) on Global Systemically Important Insurers (G-SIIs) and the Insurance Capital Standard being developed by the International Association of Insurance Supervisors (IAIS). There are also a number of ongoing policy initiatives and regulatory developments that are having, and will continue to have, an impact on the way Prudential is supervised. These include addressing Financial Conduct Authority (FCA) reviews, ongoing engagement with the Prudential Regulation Authority (PRA), and the work of the Financial Stability Board (FSB) and standard-setting institutions such as the IAIS. Decisions taken by regulators, including those related to solvency requirements, corporate or governance structures, capital allocation and risk management may have an impact on our business.

The IAIS's G-SII regime forms additional compliance considerations for us. Groups designated as G-SIIs are subject to additional regulatory requirements, including enhanced group-wide supervision, effective resolution planning, development of a Systemic Risk Management Plan, a Recovery Plan and a Liquidity Risk Management Plan. The FSB did not publish a new list of G-SIIs in 2017, however the policy measures set out in the FSB's 2016 communication on G-SIIs continue to apply to the Group. Prudential is monitoring the development and potential impact of the policy measures and is continuing to engage with the PRA on the implications of such measures and Prudential's designation as a G-SII. The IAIS has launched a public interim consultation on an activities-based approach to systemic risk. Following the feedback from this, a second consultation with proposals for policy measures is due to be launched in 2018. Any changes to the designation methodology are expected to be implemented in 2019.

We continue to engage with the IAIS on developments in capital requirements for groups with G-SII designation. The regime introduces capital requirements in the form of a Higher Loss Absorption (HLA) requirement. This requirement was initially intended to come into force in 2019 but has been postponed until 2022. The HLA is also now intended to be based on the Insurance Capital Standard, which is being developed by the IAIS as the capital requirements under its Common Framework (ComFrame). This framework is focused on the supervision of Internationally Active Insurance Groups (IAIGs) and will establish a set of common principles and standards designed to assist regulators in addressing risks that arise from insurance groups with operations in multiple jurisdictions. As part of this, work is underway to develop a global Insurance Capital Standard (ICS) that is intended to apply to Internationally Active Insurance Groups.

The IAIS has announced that the implementation of ICS will be conducted in two phases - a five-year monitoring phase followed by an implementation phase. During the monitoring phase, IAIGs will be required to report on ICS to the group-wide supervisor on a confidential basis, although these results will not be used as a basis to trigger supervisory action.

The IAIS's Insurance Core Principles, which provide a globally-accepted framework for the supervision of the insurance sector and ComFrame evolution, are expected to create continued development in both prudential and conduct regulations over the next two to three years.

In the US, some parts of the Department of Labor (DoL) rule introducing fiduciary obligations for distributors of investment products, which may reshape dramatically the distribution of retirement products, became effective on 9 June 2017. This included those provisions on impartial conduct standards, although other provisions of the rule have now been delayed until 1 July 2019. Jackson has introduced fee-based variable annuity products in response to the introduction of the rule, and we anticipate that the business's strong relationships with distributors, history of product innovation and efficient operations should further mitigate any impacts.

The US National Association of Insurance Commissioners (NAIC) is continuing its industry consultation with the aim of reducing the non-economic volatility in the variable annuity statutory balance sheet and risk management. Following two industry quantitative impact studies, proposed changes to the current framework have been released by the NAIC for comment from industry and other interested parties. Jackson continues to be engaged in the consultation and testing process. The proposed changes are expected to be effective from 2019 at the earliest. In December 2017, the Tax Cuts and Jobs Act was signed into law in the US. Some uncertainty exists on the implications of the tax reforms on the NAIC's proposals.

A degree of uncertainty as to the timing, status and final scope of these key US reforms exists. Our preparations to manage the impact of these reforms will continue while we await further clarification.

In May 2017, the International Accounting Standards Board (IASB) published IFRS 17 which will introduce fundamental changes to the statutory reporting of insurance entities that prepare accounts according to IFRS from 2021. The Group is reviewing the complex requirements of the standard and is considering its potential impact. This is expected to, among other things, include altering the timing of IFRS profit recognition, and the implementation of the standard is likely to require changes to the Group's IT, actuarial and finance systems.

In Asia, regulatory regimes are developing at different speeds, driven by a combination of global factors and local considerations. New local capital rules and requirements could be introduced in these and other regulatory regimes that challenge legal or ownership structures, current sales practices, or could be applied to sales made prior to their introduction retrospectively, which could have a negative impact on Prudential's business or reported results.

c.     Cyber risk
Cyber risk remains an area of heightened focus after a number of recent high profile attacks and data losses. The growing maturity and industrialisation of cyber-criminal capability, together with an increasing level of understanding of complex financial transactions by criminal groups, are two reasons why risks to the financial services industry are increasing. Disruption to the availability, confidentiality and integrity of our IT systems could make it difficult to recover critical services, result in damage to assets and compromise the integrity and security of data. This could result in significant impacts to business continuity, our customer relationship and our brand reputation. Developments in data protection worldwide (such as the EU General Data Protection Regulation that comes into force in May 2018) may increase the financial and reputational implications for Prudential of a breach of its (or third-party suppliers') IT systems.

Given this, cyber security is seen as a key risk for the Group and is an area of increased scrutiny by global regulators. The threat landscape is continuously evolving, and our assessment is that the systemic risk from untargeted but sophisticated and automated attacks has increased. Cyber risks are also increasingly stemming from geopolitical tensions.

The core objectives of our Cyber Risk Management Strategy are: to develop a comprehensive situational awareness of our business in cyberspace; to pro-actively engage cyber attackers to minimise harm to our business; and to enable the business to grow and safely in cyberspace confidently.

Our Cyber Defence Plan consists of a number of work-streams, including developing our ability to deal with incidents; alignment with our digital transformation strategy; and increasing cyber oversight and assurance to the Board. We have made progress in all of these across 2017. Protecting our customers remains core to our business, and the successful delivery of the Cyber Defence Plan will reinforce our capabilities to continue doing so in cyberspace as we transition to a digital business.

The Board receives periodic updates on cyber risk management throughout the year, which includes assessments against the core objectives under our Group-wide Cyber Risk Management Strategy and progress updates on the associated Group-wide Coordinated Cyber Defence Plan.

Group functions work with each of the business units to address cyber risks locally within the national and regional context of each business, following the strategic direction laid out in the Cyber Risk Management Strategy and managed through the execution of the Cyber Defence Plan.

The Group Information Security Committee, which consists of senior executives from each of the businesses and meets on a regular basis, governs the execution of the Cyber Defence Plan and reports on delivery and cyber risks to the Group Executive Risk Committee. Both committees also receive regular operational management information on the performance of controls.

Note
1      Based on hierarchy of Standard and Poor's Moody's and Fitch, where available and if unavailable, internal ratings have been used.

Corporate governance

The Board confirms that it has complied with all the principles and provisions set out in the Hong Kong Code on Corporate Governance Practices (the HK Code) throughout the accounting period with the following exception. With respect to Code Provision B.1.2(d) of the HK Code, the responsibilities of the Remuneration Committee do not include making recommendations to the Board on the remuneration of non-executive directors. In line with the principles of the UK Code, fees for Non-executive Directors are determined by the Board.

The directors also confirm that the financial results contained in this document have been reviewed by the Group Audit Committee.

The company confirms that it has adopted a code of conduct regarding securities transactions by directors on terms no less exacting than required by the Hong Kong Listing Rules and that the directors of the Company have complied with this code of conduct throughout the year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 14 March 2018

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Chief Financial Officer